Exhibit 99.1 FURY GOLD MINES LIMITED
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2024 DATED MARCH 31, 2025

TABLE OF CONTENTS

INTRODUCTORY NOTES	4
Cautionary Note Regarding Forward-Looking Statements	4
Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates	6
Resource Category (Classification) Definitions	7
CORPORATE STRUCTURE	8
Name, Address and Incorporation	8
2022 to 2024 Unification of the Éléonore South Gold Project	9
Inter-corporate Relationships	10
General Development of the Business	11
Business of Fury Gold	11
Three-Year History Fury Gold’s Business	11
Eau Claire Exploration Program	11
Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement	11
2022 Partial Sale of Dolly Varden Shareholdings	12
Eau Claire Exploration Program	12
Corporate developments	13
Eau Claire Exploration Program	14
Éléonore South Exploration Program	14
Committee Bay Exploration 2024 Program	15
2024 Partial Sale of Dolly Varden Shareholdings	16
Business Description	17
General	17
Specialized Skill and Knowledge	17
Competitive Conditions	18
Cyclical and Seasonal	18
Intangible Properties	18
Environmental Protection	18
Employees	18
Social and Environmental Policies	18
Indigenous and Local Community Engagement	19
THE COMPANY’S MINERAL PROJECTS	20
Summary of Three Material Mineral Properties	20
Eau Claire Project	21
Property Description and Location	21
Accessibility, Climate, Local Resources, Infrastructure and Physiography	22
Geology and Mineralization	23
Mineral Resources	24
Sample Preparation, Analyses and Security	25
Sampling, Analysis and Data Verification	25
Mineral Processing and Metallurgical Testing	26
2024 Mineral Resource Estimate	27
Combined Mineral Resource Estimate for the Eau Claire Project, May 10, 2024	28
Conclusions	30
Recommendations	30
Regional Exploration:	32
Committee Bay Project	33
Description and Location	33
Access, Climate, Local Resources, Infrastructure and Physiography	33
Geology, Mineralization and Deposit Types	34
History	34

Sampling, Analyses and Data Verification	35
Committee Bay RAB Drilling QA/QC Disclosure	35
Committee Bay Diamond Drilling QA/QC Disclosure	35
Committee Bay Grabs QA/QC Disclosure:	35
Mineral Processing and Metallurgical Testing	36
2023 Committee Bay Mineral Resource Estimates	37
Exploration Program Recommendations	39
2015 through 2021 Committee Bay Exploration by Fury	40
2018 Committee Bay Exploration Program	40
2019 Committee Bay Exploration Program	41
2021 Committee Bay Project Drill and Exploration Program	41
2022 and 2023 Committee Bay Project Exploration Program	42
2024 Committee Bay Project Exploration Program	42
2023 Committee Bay Mineral Resource Estimate and Technical Report	43
Éléonore South Property, Québec, Canada	43
Access, Climate, Local Resources, Infrastructure and Physiography	45
Geology, Mineralization and Deposit Types	45
History	46
Sampling, Analyses and Data Verification	50
Mineral Processing and Metallurgical Testing	51
Mineral Resource Estimates	51
2024 Éléonore South Exploration Program	51
Biochemical Sampling	52
Drilling	52
Conclusion	52
Recommendations	52
2024 Éléonore South project Exploration	53
RISK FACTORS	54
Exploration Activities May Not Be Successful	54
Commodity Price Fluctuations and Cycles	55
Additional Funding Requirements and Shareholder Equity Dilution	56
Negative Cash Flow	56
Indirect Economic Interest in the Homestake Ridge Project	56
Price Volatility of Publicly Traded Securities	56
Mineral Resource Estimates	57
Inflation	57
Property Commitments	57
Environmental Regulatory, Health & Safety Risks	57
Relationships with Local Communities and Indigenous Organizations	58
Environmental Protection	58
Climate Change	59
Changes in Government Mining, Permitting, Environmental Regulation	59
Competitive Conditions	60
Local Community Uncertainties	60
Acquisitions May Not Be Successfully Integrated	60
Changes in the Market Price of Common Shares	60
Properties May Be Subject to Defects in Title	61
Reliance on Contractors and Experts	61
Qualified and Experienced Employees, Management, and Board Members	61
Legal and Litigation Risks	61
Risks Relating to Statutory and Regulatory Compliance	61
Under-insured or Uninsurable Insurance Risks	62
Limited Business History and No History of Earnings	62
Claims by Investors Outside of Canada	62
No-Dividends Policy	63

Disclosure and Internal Controls	63
Cybersecurity Risks	64
Social Media Risks	64
Liabilities relating to Past Issuances of Flow-Through Shares	64
DESCRIPTION OF CAPITAL STRUCTURE	65
Attributes of Common Shares	65
MARKET FOR SECURITIES	65
Trading Price and Volume	65
Prior Sales	66
DIRECTORS AND EXECUTIVE OFFICERS	66
Name, Principal Occupation and Province or State of Residence	66
Management Security Holdings	68
Management History of Cease Trade Orders, Bankruptcies, Penalties or Sanctions	68
Potential Conflicts of Interest	69
Audit Committee	69
Audit Committee Charter	69
Composition of the Audit Committee	69
Relevant Education and Experience of Audit Committee Members	69
Pre-Approval Policies and Procedures	70
External Auditor Service Fees	70
Other Board Committees	70
No Legal Proceedings	71

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	71
SHARED SERVICES PROVIDER	71
UNIVERSAL MINERAL SERVICES LTD. (“UMS”)	71
TRANSFER AGENT AND REGISTRAR	71
AUDITOR	72
MATERIAL CONTRACTS	72
INTERESTS OF EXPERTS	72
ADDITIONAL INFORMATION	73

introductory notes

In this Annual Information Form (the “AIF”) the “Company”, “Fury Gold”, “we”, “us” or “our” refers to Fury Gold Mines Limited, together with, as the context requires, its subsidiaries or its predecessors.

This AIF is dated March 31, 2025. Except as otherwise indicated, all information contained herein is as at December 31, 2024. In this AIF, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars and references to “US$” are to U.S. dollars. All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

All financial figures are in 000s except for exploration program recommendations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this AIF contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s intentions and views regarding future outcomes and are inherently uncertain and should not be heavily relied upon. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, identify such forward-looking statements. Specific forward-looking statements in this AIF include:

•	the Company’s exploration and financing plans,

•	the ability of the Company to realize the objectives of the Company’s planned exploration programs;

•	the results of the Company’s exploration programs and the likelihood of discovering or expanding resources;

•	the Company’s estimated mineral resources;

•	the future price of minerals, especially gold and other precious metals;

•	the Company’s future capital expenditures and requirements, and sources and timing of additional financing;

•	the Company’s plans to complete the acquisition of Quebec Precious Metals Corporation;

•	the potential for resource expansion and ultimately mine development of the Company’s Eau Claire Project,

•	permitting timelines and possible delays;

•	local indigenous and other affected communities engagement;

•	government regulation of mining operations;

•	environmental and climate-related risks;

•	the possible impairment of mining interests;

•	any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements;

•	the liquidity of the common shares in the capital of the Company; and

•	other events or conditions that may occur in the future.

The forward-looking statements contained in this AIF represent the Company’s views as of the date hereof. The assumptions related to these plans, estimates, projections, beliefs and opinions may change without notice and in unanticipated ways. Many assumptions may prove to be incorrect, including:

•	the Company’s budgeting plans, expected costs, assumptions regarding capital and commodity market conditions and other factors upon which the Company has based its expenditure and funding expectations;

•	the Company will be able to raise additional capital to proceed with its exploration, development and operations plans and attracting finance for precious metal exploration will be possible;

•	the Company’s ability to obtain or renew the licenses, permits and regulatory approvals necessary for its planned exploration and securing support of locally affected communities;

•	the Company’s exploration plans will not be adversely impacted by declines in prices of precious metals and consequent impairment of the Company’s ability to finance its operations

•	that operations and financial markets will not in the long term be adversely impacted by wars, pandemics or other natural or man-made disasters;

•	the Company’s ability to complete and successfully integrate acquisitions, including its acquisition of Quebec Precious Metals Corporation;

•	the Company’s plan of operations will not be adversely impacted by climate change, extreme weather events, water scarcity, and seismic events, and the Company’s strategies to deal with these issues will be effective;

•	the Company’s expectations regarding the future demand for, and supply and price of, precious metals;

•	the Company’s ability to recruit and retain qualified personnel to pursue its business operations;

•	the Company’s mineral resource estimates, and the assumptions upon which they are based, are reasonably accurate;

•	the Company will be able to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain local community support.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to adversely differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to:

•	fluctuations in the current and projected prices for gold, other precious and base metals and other commodities (such as natural gas, fuel oil and electricity) which are needed to explore for and ultimately produce these metals;

•	the Company does not earn any revenues from its business and has history of losses and negative cash flows from operations, each of which is expected to continue in the future;

•	the Company may not be able to secure additional financings, including equity financings, to continue the planned exploration of its mineral properties;

•	the Company’s exploration programs are inherently risky as they involve uncertain geology and risk exploration failure and may overrun on costs and not be successful in achieving the targeted objectives or result in the discovery of new resources or the expansion of existing resources

•	the Company’s plan of operations involves risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);

•	the speculative nature of mineral exploration and development; the estimation of mineral resources, the Company’s ability to obtain funding, including the Company’s ability to complete future equity financings;

•	the shareholders of Quebec Precious Metals Corporation may not approve the acquisition by the Company;

•	environmental risks and remediation measures, including evolving environmental regulations and legislation;

•	changes in laws and regulations impacting exploration and mining activities;

•	the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•	legal and litigation risks;

•	statutory and regulatory compliance;

•	insurance and uninsurable risks;

•	the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry

•	the Company’s limited business history and history of losses and negative cash, which will continue into the foreseeable future;

•	our inability to pay dividends, volatility in the Company’s share price, the continuation of our management team and our ability to secure the specialized skill and knowledge necessary to operate in the mining industry; relations with and claims by local communities and non-governmental organizations, including relations with and claims by indigenous populations;

•	the effectiveness of the Company’s internal control over financial reporting;

•	cybersecurity risks and other reputational risks;

•	general business, economic, competitive, political and social uncertainties;

•	the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues;

•	and public health crises such as the COVID-19 pandemic and other uninsurable risks.

While intended to list the primary risks we see, no list can be exhaustive of the risk and other adverse factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Risk Factors” in this AIF. Investors and others should carefully consider these risks and other factors and not place heavy reliance on the forward-looking statements.

The Company only updates its forward-looking statements, to the extent required by applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

This AIF uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

As a “foreign private issuer” under United States securities laws, the Company was previously eligible to file its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system. Consequently, the Company was not required to provide disclosure on its mineral properties under US Regulation S-K 1300 but rather provided disclosure under Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company is presently not able to file its SEC annual report on Form 40-F for the year ended December 31, 2024 using Canadian standards due to the non-affiliate market capitalization of its public share float having a market value less than US$75 million. Consequently, the Company will file its annual report with the SEC on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) will include disclosure on the Company’s material properties in accordance with the requirements of Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. However, the Company’s mineral resources presented in this AIF are consistent with the Company’s estimates of mineral resources prepared under Regulation S-K 1300 that will be include in the Company’s 2024 Form 20-F. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this AIF describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” below for a description of certain of the mining terms used in this AIF.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the CIM Definition Standards developed by the CIM. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are “mineral resources” (potential for economic viability) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as mineral reserves. These classifications can be more particularly described as follows:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The Company has no projects for which mineral reserves are claimed.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert mineral resources to mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve. The Company has not determined that any of its properties contain any probable mineral reserves.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. The Company has not determined that any of its properties contain any proven mineral reserves.

Corporate Structure

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”) and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the “Qualifying Transaction”) with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company’s graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American.

Fury Gold is a reporting issuer in all of the provinces and territories of Canada. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company’s legal registered and records office is in care of its attorneys at 1500-1055 West Georgia Street, Vancouver, BC, V6E 4N7, and its head office is located at 401 Bay Street, 16th Floor, Toronto, ON M5H 2Y4.

2020 Merger and Reorganization

On October 9, 2020, the Company acquired all of the then-issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) while distributing (or “spinning out”) shares of two subsidiaries to its shareholders (“Spinco Transactions”) in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the “2020 Arrangement Agreement”). The Spinco Transactions resulted in the divestment of the Company’s South American exploration assets to focus on Canadian mineral projects. On October 5, 2020, the Eastmain Transaction and the Spinco Transactions (as defined herein) received the approval of both the Company’s and Eastmain’s shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Eastmain Transaction and the Spinco Transactions. In accordance with the terms of the 2020 Arrangement Agreement, the Company changed its name to “Fury Gold Mines Limited” pursuant to a certificate of change of name dated October 8, 2020.

Immediately following the closing of the Transaction, the Company’s ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s shares were delisted from the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Immediately following the closing of the Eastmain Arrangement, Eastmain became and remains a wholly-owned subsidiary of Fury Gold.

2022 Sale of Homestake Mineral Project to Dolly Varden Silver Corporation for Dolly Varden Shares

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation (“Dolly Varden”), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. On October 13, 2022, the Company reduced its holdings to 59,504,590 by selling 17 million common shares, representing 22.2% of the Company’s interest in Dolly Varden, for gross proceeds of $6.8 million, and resulting in the Company’s interest in Dolly Varden being reduced to 25.8%. Following further dilutive equity financings completed by Dolly Varden on December 22, 2022 and November 2, 2023, Fury Gold held 59,504,590 common shares, representing a 22.03% interest in Dolly Varden as at December 31, 2023. The Company's interest in Dolly Varden was further reduced by 5,450,000 shares in a March 2024 private sale, and by 3,000,000 shares in an October 2024 private sale, resulting in in the Company’s interest being 16.11% in Dolly Varden as at December 31, 2024.

2022 to 2024 Unification of the Éléonore South Gold Project

On September 12, 2022, the Company and its joint venture partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. Following the completion of the transaction, the 100% ESJV participating interests were then held 50.022% by the Company and 49.978% by Newmont with Fury remaining the operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company completed the purchase of Newmont’s 49.978% interest in the Éléonore South Gold Project in Quebec (“Éléonore South”) for $3,000,000. As a result of the consolidation, Fury Gold is the 100% owner of Éléonore South. The Company also acquired Newmont’s 30,392,372 common shares or 10.98% of Sirios Resources Inc. (“Sirios”) as part of the transaction for an additional $1,300,000. Sirios shares have been acquired for investment purposes, and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. In March 2024, the Company sold 1,514,000 common shares of Sirios, resulting in the Company’s interest in Sirios being reduced to 10.4%. Following further dilutive equity financings completed by Sirios in 2024, the Company’s holding interest in Sirios as at December 31, 2024 was less than 9.9%.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries The following diagram depicts the Company’s corporate structure as of December 31, 2024, and its material subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership in each:

BC, Canada
Fury Gold Mines Limited (TSX: FURY) (Formerly Auryn Resources Inc. (TSX:AUG (NYSE-American: AUG)) Publicly Listed Parent Company
100%
100%
16.1%+ Homestake Investor Rights Agreement
ON, Canada
Eastmain Resources Inc.
BC, Canada
North Country Gold Corp. Holding Company
BC, Canada
Dolly Varden Silver Corp.
100%
Federal, Canada
Eastmain Mines Inc.
100%
100% Interest in the Committee Bay and Gibson MacQuoid Gold Projects
100%
100% interest in Kitsault Valley Silver Project (includes Fury's former Homestake Ridge Project)
100% Interest in the Eau Claire Project and the Eleonore South Project
Legend
Company
Mineral Interest

Not reflected in the above organization chart is the Company’s non-material interest in a shared service provider entity, Universal Mineral Services Ltd (“UMS”). Fury owns 25% of UMS with three other junior resource explores each owning 25%. Also not shown is a pending acquisition of 100% of Quebec Precious Metals Corporation for $5.1 million which is expected to complete in late April 2025.

General Development of the Business

Business of Fury Gold

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties, including the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the Éléonore South property also located in the Eeyou Istchee James Bay Region of Northern Quebec (“Éléonore South Project”) which was determined to have become material as of March, 31, 2025.

Three-Year History Fury Gold’s Business

2022

Eau Claire Exploration Program

In October 2022, the Company completed the initial drilling program at Eau Claire and the Percival prospect, completing a total of approximately 52,700m from 2020-2022, with the final 17,700m completed in 2022. Additionally, the company completed a B-horizon soil sampling program at Lac Clarkie, a property adjacent to the Eau Claire project.

Changes to Management and the Board

On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geo, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced that Salisha Ilyas, Vice President of Investor Relations, has resigned to pursue other opportunities.

On May 24, 2022, the Company announced that the Company’s Board Chair, Ivan Bebek was retiring from the Board, effective June 29, 2022 and would be an advisor.

Financing

On April 14, 2022, the Company completed a non-brokered private placement with two placees, who include a Canadian corporate investor and a US institutional investor, for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000.

Completion of Sale of Homestake Ridge Project to Dolly Varden and Investor Rights Agreement

On February 25, 2022, the Company completed the sale of the Homestake Ridge Project to Dolly Varden. Pursuant to the agreement entered into on December 6, 2021 (“Homestake Purchase Agreement”), Dolly Varden purchased 100% of the shares of the Company’s subsidiary, Homestake Resource Corporation for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden (the “Homestake Transaction. As a result of the sale, the Company has an indirect economic interest in the Homestake Ridge Project through its ownership of shares of Dolly Varden but does not have legal control over either Dolly Varden or the Homestake Ridge Project.

In connection with the Homestake Transaction, Dolly Varden and Fury Gold entered into an investor rights agreement (the "Homestake Investor Rights Agreement") pursuant to which Fury Gold has the following rights, and is subject to the following obligations:

(i)	Fury Gold will have the right to appoint two nominees to the Dolly Varden board so long as Fury Gold owns greater than 20% of the Dolly Varden common shares outstanding. Should Fury Gold own less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury Gold shall have the right to appoint one nominee to the Dolly Varden board. Tim Clark, the Chief Executive Officer of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, joined the Dolly Varden Board upon closing of the Homestake Transaction. As Fury Gold now owns less than 20% but greater than 10% of the Dolly Varden shares outstanding, only Mr. Clark remains a director.

(ii)	Fury Gold will have the right to appoint one member to Dolly Varden’s technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury Gold is entitled to appoint one nominee to the Dolly Varden board.

(iii)	Fury will have pre-emptive rights to maintain its ownership percentage in Dolly Varden for so long as Fury Gold owns more than 10% of the outstanding Dolly Varden common shares, subject to certain carve-outs and top-up rights.

(iv)	Fury Gold will not sell the Dolly Varden Shares during the one-year hold period following closing and will provide to Dolly Varden the right to direct the sale of any DV Shares proposed to be sold by Fury Gold after the expiry of the initial one-year hold period.

(v)	Fury Gold will for the initial two year period following closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, vote its shares in accordance with Dolly Varden management’s recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury Gold disproportionately.

(vi)	Fury Gold will not for the initial three-year period following Closing, and subject to Fury Gold continuing to hold at least 10% of Dolly Varden’s outstanding shares, acquire additional securities of Dolly Varden, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden.

2022 Partial Sale of Dolly Varden Shareholdings

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17 million common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares of Dolly Varden. The gross proceeds received by the Company upon the close of the transaction on October 13, 2022, was $6.8 million. At December 31, 2022, and 2023, the Company held a 23.5% and 22.03% interest, respectively, in Dolly Varden.

2023

Eau Claire Exploration Program

On February 13, 2023, Fury Gold provided an update on targeting the wholly owned Lac Clarkie project immediately to the east of its 100% owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined a total of eight gold targets through the completion of a B-horizon soil sampling program (Figure 1). Six of the targets lie along the Cannard Deformation Zone, which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent, including Fury’s Eau Claire Deposit and Percival Property. Fury is working to prioritize these newly defined targets for follow-up in 2023 with the aim of advancing a number of these targets.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000 to 15,000 metres (m), with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 km to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage.

On July 10, 2023, the Company announced its 2023 summer exploration program and the restart of all exploration activities, which had been interrupted since June 5, 2023, due to a governmental emergency fire evacuation order.

On August 3, 2023, Fury announced results for the first three 2023 core drill holes at the high-grade Eau Claire gold project. The 2023 drill program focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole, including 5.0m of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts include 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au.

On October 3, 2023, the Company reported the results for an additional two infill core drill holes from the Hinge Target at the Eau Claire Project. The 2023 drill program continues to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration, including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. Drill holes 23EC-065 and 23EC-068 represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continue to exhibit the overall strength of the mineralized system within the Hinge Target.

On November 28, 2023, the Company reported additional results from the 2023 infill drilling program at the Hinge Target at the Eau Claire Project. Drilling continues to intercept multiple zones of gold mineralization, including 5.5m of 4.52 g/t gold and 3.0m of 3.34 g/t gold from 23-EC-069; 1.0m of 20.20 g/t gold and 3.5m of 3.51 g/t gold from 23EC-070; 1.0m of 19.55 g/t gold from 23EC-066; and 3.5m of 3.82 g/t gold from 23EC-067.

Changes to Management and the Board

On February 22, 2023, the Company announced that its Board of Directors has appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst and brings with him extensive experience in the capital markets and the mining industry. On May 15, 2023, the Company announced the appointment of Mr. Christie as Board Chair, replacing Mr. Jeffrey Mason, who was appointed Board Chair on January 11, 2023 and continues to serve as independent Director of Fury Gold. The Company also announced that Michael Henrichsen, Chief Geological Officer, resigned from his role to pursue other interests.

On June 23, 2023, Phil van Staden, having previously served as the Company’s Corporate Controller since 2020, was appointed Interim Chief Financial Officer of the Company and brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He holds B. Commerce and B. Commerce Honours degrees, respectively, from the University of Pretoria and the University of South Africa. Mr. van Staden, took over from Dr. Lynsey Sherry, who had been the Chief Financial Officer since November 2020. Mr. van Staden was appointed (permanent) Chief Financial Officer effective January 1, 2024.

On September 5, 2023 Fury announced that it had appointed Ms. Isabelle Cadieux as an Independent Director, and she served until her resignation from the Board on March 24, 2025.

Financings

In March 2023, the Company closed a bought-deal private placement of 6,076,500 Common Shares of the Company that qualify as “flow-through shares” (the “FT Shares”) at a price of C$1.44 per FT Share for aggregate gross proceeds of approximately $8.750 million. The proceeds from the March 2023 Offering are being used to incur “flow-through mining expenditures” in connection with the exploration of the Company’s Eau Claire and ESJV projects. As at December 31, 2023, the Company had approximately $544,000 available to incur flow-through mining expenditures before December 31, 2024.

Corporate developments

On October 12, 2023, the Company filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. As a result of the completion of these filings, the Company is permitted to publicly offer up to $75 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from October 12, 2023, that the Shelf Prospectus is effective.

2024

Eau Claire Exploration Program

On January 17, 2024, the Company reported results from the 2023 drilling program at the Hinge Target at the Eau Claire Project. Highlights from the seven drill holes include 31.77 g/t gold over 3.50m from 23EC-077; 65.0 g/t gold over 0.50m and 14.25 g/t gold over 1.0m from 23EC-074; 2.56 g/t gold over 7.50m from 23EC-068; and 3.41 g/t gold over 6.50m and 5.0 g/t gold over 3.50m from 23EC-075.

On February 6, 2024, the Company announced the final set of results from the 12,000m 2023 drilling program at the Hinge Target, part of the high-grade Eau Claire Project. Highlights from these last five drill holes include 17.62 g/t gold over 3.50m, including 29.80 g/t gold over 2m, and 22.20 g/t gold over 0.50m from 23EC-079; and 5.49 g/t gold over 3.50m from 23-EC-078. The reported intercepts from drill hole 23EC-082 of 17.62 g/t gold over 3.50m is within 135m of surface and is completely open to surface and to the west, above the rest of the Hinge Target.

On March 13, 2024, Fury Gold announced the results for the five remaining 2023 core drill holes from the Percival

Prospect located 14 kilometers east of the Eau Claire Project. Highlights from the drill holes include 15.0 m of 0.88 g/t Au including 3.0 m of 2.81 g/t Au from 23KP-016; 18.0m of 0.50 g/t Au from 23KP-014; and 14.50m of 1.05 g/t Au including 1.0m of 10.70 g/t Au from 23KP-013.

On May 14, 2024, the Company announced an updated Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. The 2024 updated Mineral Resource Estimate indicates an increase in the Measured and Indicated category by 307koz (a 36.0% increase) and adds 223koz Au (a 44.6% increase) to the Inferred category.

On June 19, 2024, the Company commenced a 3,500m drill program at the Serendipity Project at Eau Claire, focusing on three target areas.

On June 28, 2024, the Company announced the filing of a Technical Report for the Increased Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit located in the Eeyou Istchee Territory of the James Bay region of Quebec. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. Gold mineralization remains open for expansion in all directions at both the Eau Claire and Percival deposits through additional drilling. The authors of this report are further described below.

On September 9, 2024, the Company announced results from the diamond drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m (Figures 1 and 2, Table 1). Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres (km) indicating the potential for a large mineralizing system at Serendipity. The Company is in the process of planning follow-up drilling at Serendipity for 2025.

Éléonore South Exploration Program

On March 5, 2024, Fury Gold announced that is has identified a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine at the Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The orientation level biogeochemical sampling survey was designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. The identified anomaly is up to 200x the background value in gold and outlines the folded sedimentary package

On March 20, 2024, the Company announced a drilling program at its owned Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec, in early April 2024, comprising of 2,000 metres (m) focusing on the Moni showing trend. Previous drilling intercepted up to; 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au, several of which remain open.

On June 4, 2024, Fury announced the results of its spring 2024 diamond drilling program and the summer 2024 exploration plans for the project. The 2,331.4 metres (m) drilling program was completed with seven diamond drill holes testing 2.3 kilometres (km) of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160. During the summer of 2024, Fury plans to complete the biogeochemical sampling grid where a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine has been identified. The completion of the biogeochemical grid will allow Fury to finalize drill targeting.

On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Éléonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company intends to mobilize crews in Q1 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

On November 20, 2024, the Company announced that it has finalized drill targeting after completing a surficial geochemical survey at the Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic, which is associated with gold mineralization at the Éléonore Mine.

Committee Bay Exploration 2024 Program

On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

▪	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

▪	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

▪	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

Changes to Management and the Board

On January 10, 2024, the Company announced the appointment of Phil van Staden, the current Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024.

On June 27, 2024, as a result of the voting at its Annual General Meeting (“AGM”) of Shareholders held on June 26, 2024, the Company confirmed that each director nominee listed in the Company’s management information circular dated May 14, 2024, in connection with the AGM were re-elected as directors of the Company and that Deloitte LLP was re-appointed as the Company’s auditor. Mr. Mason did not stand for re-election as a director in 2024.

Financing

On June 13, 2024, the Company closed the $5 million financing announced on May 23, 2024. The Company issued 5,320,000 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the “FT Shares”) at a price of C$0.94 per FT Share for total gross proceeds to the Company of C$5,001.

2024 Partial Sale of Dolly Varden Shareholdings

On March 14, 2024, the Company announced that it had sold 5.45 million common shares of Dolly Varden at $0.735 per share, for gross proceeds of $4,006, lowering its holdings to 19.99% and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice have been given. On October 4, 2024 the Company sold another 3 million common shares of Dolly Varden for gross proceeds of $3,356, lowering its interest to 16.11% as at December 31, 2024.

Corporate Developments

On February 29, 2024, the Company, and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $22, in transaction costs. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time. The Company has sold a portion of the Sirios shares to retain under 9.9% which is the insider reporting threshold in Canada.

2025

The Company entered into an arrangement agreement with Quebec Precious Metals Corporation (“QPM”) on February 25, 2025 (the “Original Arrangement Agreement”). Under the terms of the Arrangement Agreement, Fury Gold has agreed to acquire QPM pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) whereby Fury Gold will acquire all of the issued and outstanding shares of QPM on the basis of 0.0741 of one common share of Fury Gold for each share of QPM (the “Exchange Ratio”) as consideration for the acquisition. On March 6, 2025, Fury and QPM amended and restated the Original Arrangement Agreement in order to address certain technical matters related to QPM’s share capital (the “Amended and Restated Arrangement Agreement”). The Amended and Restated Arrangement Agreement was further amended by an amendment agreement dated March 19, 2025 (the “Amendment Agreement” and together with the Amended and Restated Arrangement Agreement, the “Arrangement Agreement”). In addition, each outstanding option and warrant of QPM will become exercisable to purchase shares of Fury following closing in accordance with the Exchange Ratio. Fury anticipates that approximately 8,385,030 common shares of Fury will be issued on closing of the Arrangement and that an additional 879,277 common shares will be issuable upon exercise of QPM options and warrants after closing. Fury Gold has obtained the approval of the Toronto Stock Exchange and NYSE American for the completion of the acquisition and related share issuances. Closing remains subject to the approval of the shareholders of QPM, the receipt of a final court order approving the Arrangement under the CBCA and satisfaction of other customary conditions to closing. Closing is anticipated to occur by April 30, 2025 if the required shareholder and court approvals are obtained.

QPM’s main asset is the Sakami gold project located in Eeyou Istchee James Bay territory in Québec, Canada (the “Sakami Project”). QPM’s other assets include the Cheechoo-Eleonore Trend gold project which is adjacent to the northwest to the Sakami Project, and the Elmer East gold and lithium project located in Eeyou Istchee James Bay territory in Québec, Canada. QPM also holds a 68% interest in the Kippawa rare earths project and a 100% interest in the Zeus heavy rare earths project, both of which are located in the Témiscamingue region of Québec, Canada.

Business Description

General

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut.

Fury Gold has a portfolio of mineral properties of which three are considered material at this time: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the Éléonore South property also located in the Eeyou Istchee James Bay Region of Northern Quebec (“Éléonore South Project”) which was determined to have become material as of March, 31, 2025.

Since 2016, the Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in relevant project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects’ continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project and Éléonore South project through 2025 as discussed under the heading “General Development of the Business – Recent Developments”.

The Company has not yet determined whether any of its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See “Risk Factors” for further information.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See “Risk Factors – Specialized Skill and Knowledge”.

In addition, Fury Gold’s technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of project opportunities. As a result of this competition Fury Gold may not be able to acquire or retain prospective mineral projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for necessary investment capital with which to fund its operations and projects. See “Risk Factors – Competitive Conditions”.

Cyclical and Seasonal

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions affecting exploration including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See “Risk Factors – Commodity Price Fluctuations and Cycles”.

Intangible Properties

The Company’s intangible property, including its mineral and surface rights, is described elsewhere in this AIF. The Company’s business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks or other intellectual property.

Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company’s projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See “Risk Factors – Environmental Regulatory, Health & Safety Risks and “Risk Factors – Environmental Protection”.

Employees

As at December 31, 2024, the Company had approximately 9 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis (See “Agreement with Universal Mineral Services Ltd.). The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold’s business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Diversity Policy, Insider Trading Policy, Indigenous Relations Policy, Disclosure Policy and Whistle-Blower Policy.

Fury Gold endeavours to contribute to the communities in which it operates by focusing on activities that can make a meaningful, positive and lasting difference to the lives of those affected by its presence. Fury Gold prioritizes creating mutually beneficial and long-term partnerships with the communities where it operates, respecting their interests as our own. Fury Gold establishes constructive local partnerships to contribute to local priorities and interests and to have communities benefit both socially and economically from its activities. The Company seeks opportunities to maximize employment and procurement for local communities through the provision of suitable training opportunities and resources.

Fury Gold endeavours to engage in open and transparent dialogue with governments, local communities, Indigenous peoples, organizations and individuals on the basis of respect, fairness and meaningful consultation and participation.

Further information regarding Fury Gold’s corporate governance policies and charters can be found on its website at www.furygoldmines.com/about -us/governance.

Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company’s engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

•	sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;

•	making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;

•	exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and

•	engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

Fury Gold is committed to responsible mineral exploration. The Company is dedicated to collaborating with Indigenous peoples and communities to establish and maintain effective, lasting, and mutually beneficial relationships. To achieve this commitment, we strive for relationships based on transparency, mutual respect, and trust. Accordingly, Fury implemented an Indigenous Relations Policy in 2024, which can be found on the Company’s website at www.furygoldmines.com/about-us/governance.

Cultural Awareness

In 2021, employees and the board of directors participated in a multi-module accredited in-house learning program aimed at developing Indigenous cultural competency. This program is provided to any new board members as part of the director onboarding process. In 2024, employees and the board of directors completed additional cultural awareness training which focused on the Indigenous communities in the regions of its projects in Quebec.

Fury, in partnership with the Cree Hunters Economic Security Board and 15 other mining and exploration companies, contributed to a voluntary fund totalling C$750,000 for the Reconstruction Initiative Forest Fires Fund 2023. This initiative aimed to support the rebuilding of cabins destroyed by the 2023 wildfires in the Eeyou Istchee James Bay territory of Quebec.

Ecologo Certificate

During the year ended December 31, 2024, the Company received its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec.

Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continually evaluating and implementing initiatives to improve future scores. Fury Gold conducted a second annual Digbee ESG Certification in 2024, and achieved an overarching score of BBB with a range of CC to AA as of June 2024. A corporate score of A with a range of BB to A was obtained, which is considered to be strong for an Exploration company. The Eau Claire project achieved a score of BB with a range of CC to AA. The Company continues to evaluate and implement initiatives to improve future scores.

During 2023 and 2024, the Company’s subsidiary Eastmain entered into a Services Agreement with Stajune Ventures Inc., a business entity of the Cree Nation of Eastmain, which provided for the local First Nation personnel to provide services for the summer exploration activities at the Eau Claire project during those years.

Fury Gold’s Indigenous and Community Relations Committee Charter can be viewed on its website at www.furygoldmines.com/about -us/governance.

THE COMPANY’S MINERAL PROJECTS

Summary of Three Material Mineral Properties

At December 31, 2024, the Company’s three material mineral properties were the Eau Claire Project and the Éléonore South Project located in the Eeyou Istchee James Bay Region of Northern Quebec, and the Committee Bay Project located in the Kitikmeot Region of Nunavut, Canada. The Éléonore South Project has been determined to have become material effective March 31, 2025 as a result of the Company increasing its ownership interest to 100% and increasing exploration expenditures. As a consequence of being determined to be material, a Technical Report on Committee Bay described below authored by the Company’s Senior Project Geologist is being filed concurrently with this AIF.

The Eau Claire Project is a resource stage project, 100% held and operated by Fury, comprised of 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Quebec. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The early exploration stage Éléonore South Project, 100% held and operated by Fury, comprises 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Quebec. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north.

The Committee Bay Project, 100% held by Fury, is a resource stage project comprising 156 claims and 57 crown leases, totaling 254,623.05 hectares (ha). located in 1:250,000 scale NTS map sheets 56J, 56K, 59O and 56P, approximately 430 km northwest of the town of Rankin Inlet. The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 7,400,000m N and 570,000m E (NAD 83, Zone 15N).

Eau Claire Project

The following disclosure relating to the Eau Claire Project (other than the disclosure regarding the 2023 Eau Claire exploration programs) is based on information derived from the NI 43-101 compliant technical report on the Eau Claire Project entitled “Technical Report on the Eau Claire Project, Quebec, Canada” prepared by Maxime Dupéré, B.Sc., P.Geo,, Ben Eggers, B.Sc. MAIG, P.Geo and Sarah Dean, B.Sc., MBA, P.Geo of SGS Geological Services with an effective date of May 10, 2024 (the “Eau Claire Technical Report”). Reference should be made to the full text of the Eau Claire Report, which is available electronically on the SEDAR+ website at www.sedarplus.ca under our SEDAR profile, filed on June 28, 2024, as the Eau Claire Report contains additional assumptions, qualifications, references, reliance and procedures which are not fully described herein. The Eau Claire Technical Report, dated May 10, 2024, and supersedes all previous technical reports, including a now-superseded preliminary economic assessment of the project. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by the Company’s Senior Project Geologist, Valerie Doyon, a Qualified Person as defined by NI 43-101.

Property Description and Location

Fury Gold owns a 100%-interest in the Eau Claire Project, host to the Eau Claire gold deposit, one of five known gold deposits in the Eeyou Istchee James Bay region of Québec. The largest of these, Newmont’s Éléonore mine, is located 57 km NNW of the Eau Claire Project.

The Eau Claire Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 5,786,800 m N and 453,000 m E (NAD 83, Zone 18N). The approximate UTM co-ordinates for the centre of the currently defined Eau Claire deposit are 5,785,100 m N and 444,600 m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33B04 and 33B05.

Land Tenure

As of December 31, 2024 the Eau Claire Project consisted of 446 map designated claims covering 23,284.5 ha, 100% owned by Eastmain Resources Inc., a wholly owned subsidiary of Fury. The claims are in good standing as of December 31, 2024.

The Eau Claire Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Eau Claire Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman. The Eau Claire project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The figure below presents property location and claims comprising the Eau Claire Deposit:

N
Eau Claire Property
Legend
Eau Claire Property boundary
Mining claims
Lake
0
2.5
5
Km
Projection : NAD 1983 UTM zone 18N
1:30,000
Date: 8/1/2023
Auteurs : David Frappier-Rivard, PGeo.0754
FURY GOLD MINES

Figure1: Property Location and Claims

Existing Infrastructure

There is no permanent infrastructure on the Project. Fury, through its Eastmain subsidiary, maintains a forty-person camp to support exploration activities at the Eau Claire project. The closest infrastructure to the Eau Claire deposit includes a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex. The EM-1 complex is located within 15 km of the Eau Claire gold deposit. Hydro Québec has established a 600-person camp at EM-1 that includes fuel and medical services

Accessibility, Climate, Local Resources, Infrastructure and Physiography

As of the effective date of the Eau Claire Technical Report, the Eau Claire Project consisted of 446 map designated claims covering 23,284.5 ha, 100% owned by Eastmain Resources Inc., a wholly owned subsidiary of Fury. The claims are in good standing as of December 31, 2024.

The Eau Claire Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Eau Claire Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman. The Eau Claire project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement.

History

Key historical events are:

•	1897: First reconnaissance survey in the area by the Geological Survey of Canada (GSC) (A. P. Low).

•	1942: Mapping of the Eastmain Greenstone Belt by the Geological Survey of Canada (GSC) (Shaw).

•	1966: Eade from the Geological Survey of Canada mapped the area of interest at a 1:1 000 000 scale.

•	1971 and 1972: Canico carried out a “winkie” drilling program (19 holes).

•	1973 to 1977: SEREM and Société de développement de la Baie-James (SDBJ) carried out geochemical surveys, prospecting, rock sampling, airborne and ground geophysics, geological mapping, and diamond drilling.

•	1978: Mapping at the 1:100 000 scale by the Ministère des Richesse Naturelle (MRN) (Franconi)

•	1985 to 1990: Westmin conducted airborne geophysics, soil geochemistry, prospecting, mapping, trenching and drilling (79 DDH, totalling 8,937 metres)

•	1995 to 2001: SOQUEM conducted soil geochemistry, geological mapping, trenching and drilling (54 DDH totalling 19,639 metres)

•	2002 to 2020: Eastmain Resources carried out geochemical and airborne geophysical surveys, geological mapping, prospecting, trenching and drilling. A total 816 diamond drilled holes, totalling 277,410.6 metres, were drilled. In 2018 discovered the Percival prospect where they drilled 13,182.6 metres in 2018 and 2019.

•	2020 to 2023: Fury completed a total of 110 diamond drill holes for approximately 71,774.3 metres on the Project.

•	In 2023 Fury and SGS restated the Mineral Resource Estimate, for the portion of the deposit considered in the previous 2018 MRE and PEA, reporting approximately 0.9 Mt of Measured Mineral Resources grading 6.63 g/t Au containing 193,000 ounces gold, Indicated Mineral Resources of 3.39 Mt grading 6.06 g/t Au containing 660,000 ounces gold and 2.38 Mt of inferred Mineral Resources at an average grade of 6.53 g/t Au containing 500,000 ounces gold.

•	In 2024, Fury released its Mineral Resource Estimate update for the Eau Claire Project.

Geology and Mineralization

The Eau Claire project is contained within the La Grande volcano-plutonic Subprovince (2,752 to 2,696 Ma) of the Superior Province approximately 30 km south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt.

The La Grande Subprovince consists of four volcanic cycles erupted between 2,752 and 2,705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak formations). The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma) and post or late-tectonic (2,697 to 2,618 Ma) tonalite- trondhjemite-granodiorite (TTG) suites. The Eastmain Greenstone Belt consists of a 5 to 10 km wide by 150 km long succession of Archean bimodal volcanic rocks (Figure 7-1 and Figure 7-2). The volcanic sequence includes lowermost mafic volcanic rocks overlain by felsic pyroclastic to volcaniclastic rocks, intercalated facies of iron formation, shaly and graphitic sedimentary units.

Gold mineralization at the Eau Claire gold deposit is generally located within approximately EW trending structurally controlled, high-grade en-echelon quartz-tourmaline veins and adjacent altered wall rocks, as well as variable width ESE trending sheared and foliated alteration zones. The alteration zones are parallel to the overall foliation and are thus believed to represent an altered stratigraphic unit. The vein systems are predominantly hosted within a thick sequence of massive and locally pillowed mafic volcanic flows, interbedded with narrow intervals of volcaniclastic meta-sedimentary rocks. Both gold bearing vein sets may occur with as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration halos which can measure up to several metres in thickness.

The Eau Claire deposit is a structurally controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline veins and associated metre scale alteration zones. Carbonate within the veins is associated with gold mineralization. The overall trend of the mineralized veins is controlled by a structural corridor sub-parallel to the D2 Cannard Deformation Zone. Individual veins are up to 1 metre thick and extent for at least 100 metres along strike.

Gold occurs as isolated grains or as clusters of fine-grained particles. Irregular to sub-angular shaped gold grains range in size from less than 10 micrometres to 1 millimetre. In rare instances, grains up to 1 centimetre in size have been observed. Locally, veins contain micrometre-size clusters of visible gold particles. Tellurobismuthite (Bi2Te3) occurs throughout the deposit. Gold and tellurides occur within micro fractures in quartz, interstitial to granular tourmaline grains, at the contact between massive aphanitic tourmaline and quartz bands, and along tourmaline laminations.

Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages.

The two major vein areas discovered to date in the resource area (the 450 West and 850 West zones) form a crescent-shaped mineralized, surface projected footprint 1.8 km long by more than 100 metres wide, which has been traced to date to a vertical depth of 900 metres. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically.

Mineral Resources

The Eau Claire deposit contains mineral resources of 1,160,000 oz of gold (6.39 million tonnes at an average grade of 5.65 g/t Au) in the Measured and Indicated category, and 512,000 ounces of gold (2.64 million tonnes at an average grade 6.04 g/t Au) in the Inferred category.

The open pit mineral resource includes, at a base case cut-off grade of 0.5 g/t Au, 367,000 ounces of gold (2.45 million tonnes at an average grade of 4.66 g/t Au) in the Measured and Indicated category, and 10,000 ounces of gold (69 thousand tonnes at an average grade of 4.39 g/t Au) in the Inferred category.

The underground mineral resource includes, at a base case cut-off grade of 2.5 g/t Au, 793,000 ounces of gold (3.95 million tonnes at an average grade of 6.25 g/t Au) in the Measured and Indicated category, and 502,000 ounces of gold (2.57 million tonnes at an average grade of 6.08 g/t Au) in the Inferred category.

The Percival deposit contains an inferred mineral resource of 211,000 oz of gold (2.81 million tonnes at an average grade of 2.34 g/t Au)

The open pit inferred mineral resource includes, at a base case cut-off grade of 0.5 g/t Au, 131,000 ounces of gold (2.25 million tonnes at an average grade of 1.81 g/t Au).

The underground inferred mineral resource includes, at a base case cut-off grade of 2.5 g/t Au, 80,000 ounces of gold (557,000 tonnes at an average grade of 4.47 g/t Au).

The following section describes the MREs for Eau Claire and Percival. Completion of the MREs involved the assessment of a validated drill hole and channel sample database, which included all data for surface drilling and surface and channel sampling completed through the end of 2023. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (mineral resource domains), 3D topographic surface models and 3D overburden surface models.

The Inverse Distance Cubed (“ID3”) and Inverse Distance Squared (“ID2”) calculation methods restricted to the mineral resource domains were used to interpolate grades for Au (g/t) into block models for all deposit areas. Measured, Indicated, and Inferred mineral resources are reported in the summary tables in Section 14.11. The MREs presented below takes into consideration that the deposits may be mined by either open pit or underground mining methods.

The reporting of the MREs complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the MREs is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adheres to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

Sample Preparation, Analyses and Security

Fury Gold manages its exploration samples from their collection points. For drilling, the foreman or driller transports drill core in closed and secured core boxes from the drill to the onsite core-logging facility, where they are received by a geologist or a geological technician. The core boxes are arranged in numerical order, opened, measured and inspected for any drill site numbering or measurement discrepancies. Prior to storage, boxes are tagged with aluminum labels.

Samples are systematically hand oriented in the core box by reference to rock foliation and end matched where possible before being marked for cutting.

While core is logged, mineralized sections are described, measured and marked for sampling with assay tags placed at the end of each sample. A technician selects the interval and saws it in half lengthwise along the core axis perpendicular to core foliation. Core is replaced in position in the core box with the ‘top’ half of the sawn sample interval placed in a plastic sample bag along with a copy of the assay tag. The sample bag is sealed with a plastic tie. The remaining half-core interval is left in the core box and stored as a permanent record or for further sampling and review.

Since the beginning of drilling by Fury in 2020 samples have dominantly been shipped to ALS in either Val d’Or or Montreal, Quebec for preparation and sample pulps analyzed at ALS Val d’Or, Quebec or North Vancouver, British Columbia. The ALS Val d’Or, Montreal, and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified.

Approximately 25% of the samples collected during this period have been sent to either Activation Laboratories (“ACT”) in Val d’Or, Quebec and Thunder Bay, Ontario or to Bureau Veritas (“BV”) in Timmons, Ontario and Vancouver, British Columbia where the preparation and analysis methods used have been replicated as closely as possible. The ACT Val d’Or and Thunder Bay, and BV Timmons and Vancouver facilities are ISO/IEC 17025 certified.

Each sample batch is logged into a master manifest listing the sample shipment and a sample shipping list is attached to the first bag of the shipment. At every staging point from camp to the final destination, all parties handling the samples are required to confirm that the number of physical samples received in sample transport sign-off.

Sampling, Analysis and Data Verification

Fury Gold has adapted the historical Analytical Quality Assurance Program at Eau Claire to control and assure the analytical quality of assays. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 10% of sample flow from project sites.

Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

Sample shipments from the exploration program in 2021 were sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.

Analytical samples for the Extension Program from March 2021 through to October 2021 were sent to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

The Company’s main assay contractor for the Eau Claire Project is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 90% passing 2 mm (Tyler 10 mesh). A split of 1,000 grams was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma – atomic absorption spectroscopy (ICP-AAS) finish on 50-gram sub-samples (package code Au-AA24). The detection limits of this method are 0.005 to 10 parts per million gold (ppm Au). Samples containing more than 5 ppm Au are re-assayed using a second 50-gram aliquot by fire assay with a gravimetric finish (package code Au-GRA22). The detection limits of this method are 0.05 to 10,000 ppm Au.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma (ICP) methods. The element suite includes, among others; silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analyzed via dilution and re-analyzed by inductively coupled plasma-mass spectrometry (ICP-MS). Results were corrected for spectral inter-element interference.

Mineral Processing and Metallurgical Testing

Metallurgical testing was previously completed on Eau Claire mineralization by COREM in 2001 and by SGS in 2010 and 2017.

In 2010, Eastmain contracted the services of SGS Mineral Services (Lakefield Research) (“SGS”) to evaluate ore characteristics through mineralogy, chemical analyses and comminution testing. A secondary goal of the test work was to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet. The deportment and recovery of tellurium was also monitored in the program.

Four vein composites representing the P, JQ, R, and S veins and one master composite (an equally weighted blend of the four vein composites) were subjected to ore characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS (Lakefield) from analytical work completed in 2008.

The SGS test work completed on the Master Composite and Vein Composites samples indicated the following:

Mineralization Characterization:

•	Calculated and direct gold grades showed significant variation in the master and vein composites ranging from approximately 11 g/t Au in Vein JQ and R to approximately 38 g/t Au in Vein S.

•	In terms of acid generating potential, the samples indicated very low risk.

•	The Bond ball mill work indices ranged from 10.2 (Vein S) to 11.1 (Vein P). These samples are considered to be soft in ball mill grindability terms.

•	A brief mineralogical examination of the four vein composites revealed that pyrrhotite is the principal sulphide mineral with minor amounts of pyrite and chalcopyrite.

Metallurgical Testing:

•	Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30 to 45% in the master composite and up to 74% from the S vein composite.

•	Tellurium did concentrate to some extent along with the gold in the gravity separation. Approximately 7% recovery in the JQ vein composite up to a maximum of 25% in the S vein composite.

•	Flotation of the master composite gravity separation tailings, at grind sizes ranging from 121 to 65 μm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121 μm while ~96% was achieved at P80 = 65 μm.

•	Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the vein composites.

•	Further development of the flotation option, including optimizing primary grind size, improving conditions to achieve higher tellurium recovery, further investigating rougher concentrate cleaning and the impact of regrinding on cleaner circuit performance is strongly recommended.

•	Tellurium recovery was significant in rougher flotation, ranging from a low of 77% from the JQ vein composite to a maximum of 87% from the S vein composite.

•	Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 μm for the master composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.

•	Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 μm. Overall circuit gravity separation + flotation concentrate cyanidation yielded a gold extraction of 92.8%.

Environmental:

•	The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

Supplemental test work completed in 2017 by SGS returned gold grades of 6.56 g/t, 0.08 g/t, and 4.98 g/t, were reported for the Ore, HW- FW, and Master Composite, respectively, in the 2017 program. Silver reported as <2 g/t in all samples.

Sulphide sulphur grades were 0.99%, 0.28%, and 0.84% in the Ore, HW-FW, and Master Composite, respectively.

Gold grades in the 2010 test work were 18.6 g/t in the Master Composite and 11.1 g/t, 14.0 g/t, 10.9 g/t, and 37.7 g/t in the JQ, P, R, and S Vein Composites, respectively. Silver grades averaged approximately 5 g/t in the Vein and Master Composites. Sulphide sulphur grade ranged from approximately 0.5% in Vein S to approximately 0.9% in Vein R.

Overall gold recovery by gravity separation + gravity tailing cyanidation yielded results in the 2017 program that compared very well to parallel test work completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017 overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailing grade of approximately 0.20 g/t Au.

2024 Mineral Resource Estimate

The MREs for the Project include MREs for the Eau Claire and Percival deposits. The Eau Claire project contains a combined Mineral Resource of 1,160,000 oz of Au at a grade of 5.65 g/t in the Measured and Indicated category, and an additional 723,000 oz of Au at a grade of 4.13 g/t Au in the Inferred Category (Table 14-10).

Combined Mineral Resource Estimate for the Eau Claire Project, May 10, 2024

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	1,612,000	5.67	294,000
Indicated	4,781,000	5.64	866,000
Total Measured & Indicated	6,393,000	5.65	1,160,000
Inferred	5,445,000	4.13	723,000

Eau Claire Deposit Mineral Resource Estimate, May 10, 2024

	Category	Tonnes	Au g/t	Contained Au (oz)
Open Pit (base case cut-off grade of 0.5 g/t Au)	Measured	1,157,000	5.19	193,000
	Indicated	1,291,000	4.19	174,000
	Measured & Indicated	2,448,000	4.66	367,000
	Inferred	69,000	4.39	10,000
Underground (base case cut-off grade of 2.5 g/t Au)	Measured	455,000	6.90	101,000
	Indicated	3,490,000	6.17	692,000
	Measured & Indicated	3,945,000	6.25	793,000
	Inferred	2,566,000	6.08	502,000
Combined open pit and Underground	Measured	1,612,000	5.67	294,000
	Indicated	4,781,000	5.64	866,000
	Measured & Indicated	6,393,000	5.65	1,160,000
	Inferred	2,635,000	6.04	512,000

Percival Deposit Mineral Resource Estimate, May 10, 2024

	Category	Tonnes	Au g/t	Contained Au (oz)
Open Pit (base case cut-off grade of 0.5 g/t Au)	Inferred	2,253,000	1.81	131,000
Underground (base case cut-off grade of 2.5 g/t Au)	Inferred	557,000	4.47	80,000
Combined open pit and Underground	Inferred	2,810,000	2.34	211,000

Eau Claire and Percival Deposits Mineral Resource Estimate Notes:

(1) The effective date of the Eau Claire project Mineral Resource Estimates (“MREs”), including the Eau Claire and Percival deposit estimates, is May 10, 2024.

(2) The Mineral Resource Estimates were estimated by Maxime Dupéré, B.Sc., géo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

(3) The classification of the current Mineral Resource Estimates into Measured, Indicated and Inferred mineral resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(4) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(5) The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(7) The Project mineral resource estimates are based on a validated database which includes data from 1202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m.

(8) The MRE for the Eau Claire deposit is based on 280 three-dimensional (“3D”) resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

(9) Grades for Au were estimated for each mineralization domain using 1.0 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains. An average density value was assigned to each domain.

(10) Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.5 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

(11) The pit optimization and base-case cut-off grade consider a gold price of $1,900/oz and considers a gold recovery of 95%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(12) The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

(13) Based on the size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using underground mining methods. Underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface/pit surface and within the constraining mineralized wireframes (considered mineable shapes). Based on the size, shape, general thickness, and orientation of the mineralized structures, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(14) The underground base case cut-off grade of 2.5 g/t Au considers a mining cost of US$65.00/t mined, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(15) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Conclusions

Drilling to 2018 at the Eau Claire deposit has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible

Mineral Resources for the Eau Claire deposit were estimated assuming combined open pit and underground mining methods. At cut-off grades of 0.5 g/t Au for open pit and 2.5 g/t Au for underground, Measured Mineral Resources are estimated to total 0.9 Mt at an average grade of 6.63 g/t Au containing 193,000 ounces gold. At the same cut-off grades, Indicated Mineral Resources are estimated to total 3.39 Mt at an average grade of 6.06 g/t Au containing 660,000 ounces gold. At the same cut-off grades, Inferred Mineral Resources are estimated to total 2.38 Mt at an average grade of 6.53 g/t Au containing 500,000 ounces gold. The open pit resources were constrained by a preliminary pit shell generated in Whittle software from surface to 150m below surface. Underground resources are reported at the high cut-off grade outside of the pit shell from 150 to 860m below surface.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity followed by cyanide leaching of the concentrate. Additional metallurgical testwork will be warranted if further exploration increases the size of the resource.

In 2018, significant gold mineralization was identified at the Percival prospect located 14 kilometres (km) to the east of the Eau Claire deposit. The Eau Claire deposit, the Percival prospect and various other mineral occurrences, displayed on Figure 3, are all located within the Eau Claire Property, also referred to as the Eau Claire Project. Gold mineralization at Percival has been defined within a 500x100x300m footprint within folded sulphidized and silicified breccias and quartz veining in an interbedded volcanic and sedimentary sequence. Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of up to 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au. Exploration historically has focussed on Quartz-tourmaline veins (VQTL) within mafic volcanic sequences at Eau Claire, the recent identification of the Percival mineralization indicates there is good potential to discover additional mineralization and to add to the resource base within the Eau Claire Project.

Recommendations

The following summarizes the work programs recommended by the authors of the 2024 Technical Report for the Eau Claire Project.

Fury’s intentions are to continue exploration on the Property in 2025 and onwards. The proposed work program consists of a regional portion focused on refining known gold occurrences within the Percival – Serendipity trend, 14km to the east of Eau Claire, and attempting to define new prospects in areas with favourable geological and structural settings. In addition to the regional program, a drill program focused on the Eau Claire deposit is planned to tie-in the mineralization identified 450m west of the current resource with the aim of updating the current mineral resource. Additional drilling would focus on the Percival prospect and other nearby geochemical anomalies to determine the continuity and scale of gold mineralization.

Fury has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east–west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the Company has refined their targeting along the Percival to Serendipity Trend identifying ten priority targets for 2024. These identified targets lie within the same stratigraphic package as Percival Main and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and may have a significant impact on the gold mineralization. Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The recommended work program is anticipated to include the collection of 15,000 infill till and biogeochemical samples and 30,000 m of diamond drilling. Drilling would be allocated with 2,000 m to 7,500 m focused on testing biogeochemical anomalies within the Percival – Serendipity trend, approximately 20,000 m at the Eau Claire deposit for resource expansion, and 2,500 m to 8,000 m at Percival for resource expansion. Subsequent to the completion of additional drilling on the Property, updated MREs are planned which will form the basis of an updated engineering study in the form of an updated Preliminary Economic Assessment.

The total cost of the planned work program by Fury is estimated at $14.2 M shown in the table below. The Company has not yet made any decision to implement these recommendations as they are financing and success dependent.

Recommended Work Programs

Item	Details	Cost (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Assaying	Sampling and Analytical	750,000
Drilling	Diamond Drilling (30,000m at $175/m)	5,250,000
Till Sampling	Detailed sampling program	1,500,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Community Relations	Community Tours, Outreach	75,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,200,000
General and Administration		100,000
Update MRE and PEA		600,000
Sub-total		12,935,000
Contingency (10%)		1,293,500
Total		14,228,500

2020 - 2024 Eau Claire Exploration Program

From 2020 through to 2024, Fury completed a total of 120 diamond drill holes for approximately 75,654.3 m on the Project. The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the current resource (“Extension Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Exploration Program”) and iii) an exploration phase of drilling designed to test targets at the Percival and Serendipity prospects 14km east and 20 km northeast of the Eau Claire Deposit respectively. Large stepout drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 m of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization.

The 2023 drilling campaign focused on the Hinge Target, which is located west of the deposit, adjacent to the 850 W zone, and the at Percival prospect area. Results from the 2023 Hinge drilling expanded the Hinge Target gold mineralization 50m up-dip and 75m to the west respectively, over 450m from the defined Eau Claire Resource as well as intercepting high grade shallow mineralization on the eastern edge of the Hinge target.

The Extension Program at the Eau Claire deposit was designed to target strike extensions of the known vein corridors to the west and southeast of the current mineral resource. To date, Fury Gold has drilled twenty one holes targeting the southeast extension of the Eau Claire Resource with intercepts including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m. Two additional holes were completed in October 2022 with results released on January 23, 2023 including 3.91 g/t Au over 2.50m.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West.

Regional Exploration:

Percival Prospect

The Company completed 11,497.8 m in 18 diamond drill holes in 2022 and 2023 at Percival. Five holes targeted the parallel hinge 500 m to the east of Percival proper. All holes intercepted silicified sulphide rich breccias, however only narrow low grade gold values were returned. The remainder of the drilling tested extensions of the historical gold mineralization at Percival proper. The results from the Percival proper drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85 m step out from historical high-grade mineralization which intercepted 13.5 m of 8.05 g/t Au, (including 3.00 m of 25.8 g/t Au) in drill hole 22KP-008 and a 150 m step out which intercepted 7.5 m of 4.38 g/t Au, (including 3 m of 8.7 g/t Au, and 3 m of 5.5 g/t Au) in drill hole 22KP-005 (Table 10-6). As well as 279 g/t Au over 1.5 m along the eastern edge of the defined mineralization. With the recent drilling the gold mineralization at Percival Main is represented by a 500 m by 100 m footprint with high-grade gold being defined to 300 m below surface hosted within folded sulphidized, silicified, and brecciated sediments.

Serendipity Prospect

The Serendipity Prospect is situated 16 kilometres (km) northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. Drilling during 2024 tested geochemical anomalies associated with prospective folded stratigraphy across approximately 2 km of strike length. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m. Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres indicating the potential for a large mineralizing system at Serendipity.

Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification.

Committee Bay Project

The following disclosure relating to the Committee Bay Project is based on information derived from the NI 43-101 compliant technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023, prepared by Bryan Atkinson, P.Geo. as Senior Vice President Exploration of Fury Gold Mines and Andrew Turner, P.Geol., principal at APEX Geoscience Ltd., (the “Committee Bay Report”). Reference should be made to the full text of the Committee Bay Report, which is available electronically under the Company’s profile page on SEDAR+ at www.sedarplus.ca, as the Committee Bay Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Committee Bay Report is the only current NI 43-101 compliant technical report with respect to the Committee Bay Project and supersedes all previous technical reports.

Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Project is accessible by air, either from Rankin Inlet or Baker Lake, Nunavut. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Rankin Inlet, Baker Lake, Naujaat, Gjoa Haven, Taloyoak, and Kugaaruk are accessible by scheduled commercial flights.

The Committee Bay Project consists of 57 Crown Leases and 154 mineral claims in six non-contiguous blocks totaling approximately 254,933.10 ha. all of which are in good standing as of December 31, 2024

The figure below presents property location and claims comprising the Committee Bay project:

INDEX MAP
Committee Bay Property
100
km
NORTHWEST TERRITORIES
NUNAVUT
Legend
Permanent Camps
Inuit Owned Lands
Subsurface
Surface Only
Crater Camp
Walker Lake
Ingot Camp
Hayes Camp
Bullion Camp
Laughland Lake
Kitikmeot Region
Kivalliq Region
450000
500000
550000
600000
650000
700000
7500000
7450000
7400000
7350000
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Property Location
1:750,000
0
10
20
30
40
km
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Access, Climate, Local Resources, Infrastructure and Physiography

The Committee Bay Project is accessed via fixed wing charter primarily through a 914 m, graded, esker airstrip at Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, or a 320m tundra airstrip at the Bullion Camp.

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July. Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

There is no permanent infrastructure at the Committee Bay Project. The Company maintains four camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity), Crater Camp (40 person capacity) and the Ingot Camp (10 person capacity). A drill water system is maintained at the Three Bluffs site.

Geology, Mineralization and Deposit Types

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The Committee Bay Greenstone Belt (the “CBGB”), which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to the Committee Bay Project. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to 3 m near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

History

Key historical events for the project are include: (i) in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada (“GSC”); (ii) in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling; (iii) in 1970, 1974, and 1976 Cominco Ltd. Carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area; (iv) in 1971, the Aquitaine Company conducted airborne electromagnetic (‘EM”) and magnetometer surveys; (v) from 1972 to 1977, detailed re-mapping of the area was done by the GSC; (vi) in 1979, Urangesellschaft Canada Ltd. Carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area; (vii) in 1986, Wollex carried out geological mapping and rock sampling in the West Laughland Lake area; (viii) in 1992, GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group; (ix) in 1994, channel sampling carried out over the Three Bluffs area but the results were lost; (x) in 1996, Terraquest Ltd. Conducted a high-resolution airborne magnetometer survey; (xi) from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. Conducted regional geological mapping in the Three Bluffs area; (xii) from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt (“CBGB”); (xiii) from 1992 to 2012, North Country Gold and its predecessors Carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

Historical drilling (pre-2015) on the Project amounts to 68,269.98 metres drilled in 426 drill holes. Of the historical drilling, 351 drill holes comprising 58,575.56 m were completed at Three Bluffs and are the basis for the Three Bluffs Mineral Resource described below.

Sampling, Analyses and Data Verification

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six metres) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global (“ALS”) Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Core arrives in camp at the end of each drill shift where geological technicians check and correct and downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall rock quality designation. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semi- quantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified Intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and 1 m in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a “saw line” are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

Assaying procedures are generally similar to those used in 2003, with some minor modifications. The standard aliquot size was increased to 2AT (58.32 g) and the samples were all analyzed using FA with a gravimetric finish. Selected samples, containing visible gold or which assayed greater than 20 g/t Au, are re-analyzed using metallic screen fire assay that include twin 2AT gravimetric assays of the fine fraction. A pulp from each sample is sent for standard 30 element ICP analysis using a three-acid digestion.

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry (“ICP-AES/ICP-MS”) package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 μm and firs assays are performed on a 50 g sample of <100 μm material and on the entire >100 μm material. The fire assay is calculated as a weighted average of the two fire assays.

In the opinion of Roscoe Postle Associates Inc. (“RPA”, formerly Scott Wilson Roscoe Postle Associates Inc.), the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

2003 Metallurgical Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commission in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totaling approximately 20 kg were used. The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption. RPA notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Metallurgical Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates Ltd. (“PRA”) under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

Additional gravity recovery test work on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The limited metallurgical testwork conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

2009 Metallurgical Testing

Follow-up work at PRA was then undertaken in April 2009 to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009. At a primary grind size P80 of 74 μm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus, an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. Flotation recovery without gravity scalping was also reasonably successful.

Flotation concentrate was subjected to cyanide leach testwork. A total of eight concentrate leach tests were performed. A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours. Several issues were identified during metallurgical testing of samples, the largest issue lies with cyanide consumption. Cyanide consumption has been found to be extremely high at up to 0.2 kg/h, while leaching kinetics remain low. Another issue that has been identified is that gold bearing sulphides are not amenable to enhanced gravity separation, therefore batch concentration and not continuous gravity concentration should be utilized. Based on the samples tested to date, Three Bluffs ore is generally considered to be relatively free-milling. Gravity concentration has been effective in recovering up to 60% of the gold. Much of the remaining gold can be effectively recovered by either flotation or cyanide leaching to produce an overall metallurgical recovery above 90%. RPA recommends further optimization and variability work on a greater variety of samples from the Three Bluffs property if further economic studies are conducted.

There has been no mineralogical processing and metallurgical testing since 2009.

2023 Committee Bay Mineral Resource Estimates

The mineral resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of indicated mineral resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of inferred mineral resources grading 7.64 g/t Au, containing 720,000 ounces of gold as of September 11, 2023. No additional drilling within the resource has been completed and the 2017 Mineral Resource Estimate and the 2017 block model remains appropriate for the 2023 mineral resource calculation in the opinion of Mr. Turner. Mr. Turner acknowledges that some other parties may be using somewhat higher long-term gold price assumptions than were used for this estimate. A bulk density of 3.15 t/m3 was applied for estimation of tonnage. This value was derived from a total of 6,426 density determinations carried out on drill core from a variety of locations in the deposit.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (“ID3”) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

The reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

•	Gold Sale Price: US$1,200/oz;
•	Process Recovery 93%;
•	Open Pit Mining Cost C$10.00/t;
•	Underground Mining Cost C$70.00/t;
•	Process + G&A Costs C$75.00/t; and
•	Exchange Rate 1.25 US$/C$.

To fulfill the resource status criteria requirements of “reasonable prospects for eventual economic extraction”, a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

For this mineral resource the preliminary pit shell that was optimized in 2013 using a different gold price and cost assumptions (listed below) than those used to calculate the updated cut-off grade. Mr. Turner considers this approach reasonable given that the pit shell used to report open pit resources is conceptual and the relative difference between the underground and open-pit resource cut-off grades is negligible.

The following cost assumptions were used:

•	Gold Sale Price: US$1,500/oz;
•	Overall Pit Slope Angles: 50°;
•	Process Recovery 93%;
•	Mining Cost US$10.00/t; and
•	Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Mineral Resources as of September 11, 2023

Class	Type	Cut-off (g/t AU)	Tonnes (000 t)	Gold Grade (g/t Au)	Contained Gold (oz Au)
Indicated	Open Pit	3.0	1,760	7.72	437,000
Indicated	Underground	4.0	310	8.57	86,000
	Total		2,070	7.85	524,000
Inferred	Open Pit	3.0	590	7.57	144,000
Inferred	Underground	4.0	2,340	7.65	576,000
	Total		2,930	7.64	720,000

Notes:

1.	Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

2.	The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

3.	The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) – QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

4.	The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Mr. Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd

5.	The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

6.	A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.

7.	Differences may occur in totals due to rounding.

Exploration Program Recommendations

The following summarizes the work programs recommended by the authors of the 2023 Technical Report for the Committee Bay Project. The Phase 1 program is anticipated to include collection of 15,000 infill detailed till samples and 7,500 m of Diamond drilling along the shear zone sub-parallel to the Three Bluffs deposit. The Phase 1 program is estimated to cost approximately $5 million Details of the recommended Phase I program can be found below.

A Phase 2 exploration program will be drill intensive. An additional 10,000 – 15,000m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million. Details of the recommended Phase 2 program can be found below.

Recommended Work Programs for 2024 and beyond

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling (7,500 meters at $220/m)	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	20,000 – 25,000 m Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total		17,792,500

2015 through 2021 Committee Bay Exploration by Fury

Since acquiring the Project, Fury Gold has completed a total of 47,194.47 m of RAB drilling in 271 drill holes as well as 14,006.28 m of diamond drilling as part of the Phase 1 recommendations detailed above. In addition to the drilling extensive regional and infill till geochemical campaigns, ground and airborne geophysical surveying as well as aerial drone surveying have been undertaken. The Company has incurred approximately $60M in expenditures exploring the Project. The Company views that the results from this exploration further support conclusions drawn in the Committee Bay Report and do not represent a material change to the Committee Bay Project. The Company intends to continue its exploration in accordance with the Phase 2 recommendations with the continued testing of regional drill targets and expansion drilling at the Three Bluffs deposit.

The Company did not undertake an exploration program at Committee Bay in 2022 in order to focus available resources on the exploration program in Quebec.

2018 Committee Bay Exploration Program

During 2018, the Company drilled approximately 10,000 m across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

2019 Committee Bay Exploration Program

During 2019, the Company followed up on the results from its 2018 program by completing the following:

Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

Drill Program - A 2,700m diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5m of 5.03 g/t gold; and

IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

2021 Committee Bay Project Drill and Exploration Program

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets. The sampling has identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400m by 500m anomaly at Raven.

Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au (Figure 5). These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

Three Bluffs Gold Deposit Long Section Looking North depicting the 2021 drilling results.

2022 and 2023 Committee Bay Project Exploration Program

The Company did not undertake an exploration program in 2022 and 2023 in order to focus all resources on the Quebec programs. However all claims were and are maintained in good standing.

2024 Committee Bay Project Exploration Program

The 2024 exploration program prioritized follow-up and infill sampling of highly anomalous regional gold-in-till samples with unidentified sources. The exploration model focused on regional shear zones proximal to favourable lithologies such as iron formation and ultramafic lithologies.

Three drill targets have now been determined:

1.	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

2.	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

3.	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

The program resulted in the collection of 546 infill till samples from two detailed grids, Burro West and Aarluk East, and 69 rock samples from 5 targets.

The 2024 mapping and rock sampling focused on shear zones proximal to and sub-parallel to favourable lithologies for gold mineralization within the Committee Bay Greenstone Belt with samples being collected at Three Bluffs, Raven, Burro, Aarluk East and Aarluk West.

The mapping and rock sampling at Three Bluffs was able to confirm the continuity of the interpreted shear zone that is sub-parallel to the Three Bluffs iron formation to the east of the reported 2021 intercept of 13.93 g/t gold over 10 m from drill hole 21TB152 (see news release dated December 1st, 2021). The reported 2021 intercept was a 120 m step out from the defined high-grade Three Bluffs gold deposit which on its own demonstrates the potential to meaningfully expand the known resource. The mapped continuation of this sub-parallel shear zone to the east trends into an area where there is no historic drilling providing an excellent near deposit drill target.

At Raven rock sampling and mapping has identified a mineralized sub parallel shear zone to the south of the main Raven showing where the average grade from seven rock samples collected is 16.12 g/t gold. The extensions along strike of the Raven south shear zone are obscured by glacial till deposits however, the average grade from outcrop sampling and prevalence of visible gold observed in the limited outcrop are encouraging and warrant drilling.

Infill till sampling at the Burro West target has identified a robust multi point +90th percentile approximately 300 x 300 m gold in till anomaly. The Burro West anomaly is spatially associated with a break in the regional magnetics data which is interpreted as a sheared contact between mafic volcanics and ultramafic lithologies. Additionally, the highest gold value returned from all the 2024 infill till samples is located at the SW corner of the Burro West grid and remains open.

The Aarluk East grid returned several intriguing moderate isolated gold in till anomalies associated with interpreted regional structures that require additional mapping work to potentially advance to the drill ready stage.

2023 Committee Bay Mineral Resource Estimate and Technical Report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

The Company expects to incur approximately $160,000 in annual mineral claims expenditures in 2025, in order to keep the property in good standing. Payments totalling $157,000 were made during the year ended December 31, 2024, in respect of these mineral claims.

Éléonore South Property, Québec, Canada

The following disclosure relating to the Éléonore South project is based on information derived from the technical report on the Éléonore South Project entitled “Technical Report on the Éléonore South Project, Quebec, Canada” prepared by Mrs. Valerie Doyon, the Company’s Senior Project Geologist with an effective date of March 31, 2024 (the “Éléonore South Technical Report”) Reference should be made to the full text of the Éléonore South Technical Report, which is available electronically on the SEDAR+ website at www.sedarplus.ca under our SEDAR profile, filed on March 31, 2025, as the Éléonore South Project contains additional assumptions, qualifications, references, reliance and procedures which are not fully described herein. Mrs. Doyon is a technically “qualified person” as defined by NI 43-101. All information of a scientific or technical nature contained below and provided after the date of the Éléonore South Report has been reviewed and approved by Mrs. Valerie Doyon.

The Éléonore South Project has been determined to be a material property effective March 31, 2025.

The Éléonore South Project, 100% held and operated by by Fury, is an exploration stage project comprised of 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north.

116 of the claims are subject to an escalating Net Smelter Royalty (NSR) held by Osisko Royalties (Osisko Royalty). The Osisko Royalty is tied to overall production from these claims as well as from the Éléonore Mine property claims held by Newmont Corporation. The royalty amounts to 2% on the first 3 Moz of gold production and tops out at 3.5% after 8 Moz Au production. The royalty increases by 10% for gold prices above US$550/oz Au – again topping out at 3.5%. The remaining 166 claims are free of any royalty.

The Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory and straddles the boundary between the Cree Nations of Wemindji and Eastmain, including trap lines held by Angus Mayappo and Roderick Mayappo (tallyman).

The Éléonore South project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement. Category III lands are administered by the province of Quebec, and they do not have any substantial restrictions on mineral exploration. A notice of work must be forwarded to the Wemindji and Eastmain Communities and the tallyman prior to initiating exploration activities. The Project straddles the traditional territories of the Cree Nations of Wemindji and Eastmain (Figure 1) and lies on traplines VC-29, VC-35 and VC-36.

The figure below presents property location and claims comprising the Éléonore South Project:

Legend
Royalty Free Eleonore South Claims
Royalty Bearing Eleonore South Claims
Access Road
Powerlines
Traplines
Eleonore Mine
Cheechoo Deposit
Cree Nation of Wemindji
Cree Nation of Eastmain
Eleonore South
Roggan River
Quebec
Chisasibi
James Bay
Wemindji
Attawapiskat
Fort Albany
Moosonee
Matagami
Chapais
Alma
Timmins
Rouyn-Noranda
Val-d'Or
Sudbury
North Bay
Sources: Esri, HERE, Garmin, USGS, Intermap, INCREMENT P, NRCan, Esri Japan, METI, Esri China (Hong Kong), Esri Korea, Esri (Thailand), NGCC, (c) OpenStreetMap contributors, and the GIS User Community
FURY GOLD MINES LIMITED
Eleonore South Property
James Bay Region, Quebec
N
0 1 2 3 4 5
km
1:75,000
April 20, 2024
415000
420000
425000
430000
435000
440000
5835000
5830000
5825000
5820000

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the joint venture ground. Approximately 27,000 m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au.

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni showings.

Access, Climate, Local Resources, Infrastructure and Physiography

The Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal (NTS Map sheet 33B12 and 33C09). The Project is 15 km southeast of Newmont Corporation’s Éléonore Mine (Figure 1). The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The property is accessible, year-round through a combination of the Billy Diamond (James Bay) Highway, the Route du Nord and Hydro-Quebec’s Sarcelle road. Sirios Resources has constructed a resource access road which leads to the Cheechoo Deposit within the Cheechoo Tonalite along the central east portion of the Property. Éléonore South is located 100 km north of Nemaska, serviced by commercial flights twice per week.

Fury, through its Eastmain subsidiary, maintains a 20-person camp to support exploration activities at the Éléonore South project. The hydroelectric power line that feeds Newmont’s Éléonore Mine transects the Éléonore South property (Figure 1). Newmont’s Éléonore mine complex, including a private airport are located 15 km to the northwest. Necessities such as skilled labour and specialized equipment are sourced from Val-d’Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Wemindji, Eastmain and Nemaska.

The property is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The Property is bordered to the west by the Opinaca Reservoir. The Gipouloux River flows westward through the northern portion of the Property. The Éléonore South project is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 m thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of km in length can be seen of satellite images. Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 300 m above sea level.

Geology, Mineralization and Deposit Types

The Éléonore South property is in the northeastern part of the Archean Superior Province (4.3-2.6 Ga; Percival et al., 2012), in a region comprising both the La Grande and Opinaca Subprovinces. Both subprovinces were largely constructed and metamorphosed during a series of micro-continent collisions formerly known as the “Kenoran Orogeny” (ca. 2,720-2,660 Ma; Card, 1990; Percival et al., 2012). The property is entirely enclosed in the southwestern part of the La Grande Subprovince known as the Eastmain River domain at proximity of the boundary with the Opinaca Subprovince. This proximity with the Opinaca boundary is considered highly prospective for various types of gold mineralization along both north and south portions of the contact exemplified by the Éléonore and Eastmain mines, and several exploration projects such as Corvet Est, Poste Lemoyne and La Grande Sud.

The Éléonore South property is characterized by the widespread presence of metasedimentary rocks and felsic intrusions. The northern part of the main block consists almost exclusively of the LGSP Low Formation (which has in the past been attributed to the OPSP). The Low Formation comprises essentially variably recrystallized tubiditic biotite meta-wacke along with minor aluminous porphyroblasts bearing meta-pelite bands, conglomerates and iron formations. Its deposition is poorly constrained due to a complex history resulting in apparently conflicting dates. The Ell Lake diorite (2,706±2 Ma, Fontaine et al., 2017) intrudes the sediments, setting a local minimum age for consolidation, while sedimentation is locally thought to have kept going well after 2,700 Ma (Bandyayera et al., 2010; Ravenelle, 2013). However, some parts were deposited as early as shortly after 2,714 Ma. (Bandyayera et al., 2010) The sediments were therefore likely deposited in a tectonically active basin with magma intruding barely consolidated sedimentary rocks, while some parts were still sedimenting. Proximity and similarity in composition and chronology suggest that the Low Formation could represent a more proximal lower grade extension of the Laguiche basin (OPSP).

Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization similar to that seen at the low-grade bulk tonnage Cheechoo deposit with higher grade potential as seen at the JT and Moni Prospects on the project.

History

Regional exploration work was undertaken in the 1970s to evaluate the mineral economic potential of the area in anticipation of the flooding· resulting from the construction of the James Bay hydroelectric projects. Lake bottom sediment and geophysical surveys were conducted as well as regional geological mapping. Systematic and focused exploration work on the property started in 2005.

1970

In 1970’s, Société de Développement de la Baie James (SDBJ) did an evaluation of the mineral endowment of the area in anticipation of the flooding that was planned with the building of the James Bay hydroelectric projects (GM 34000, 34001, 34002 and 38167).

1976

In 1976 Quebec Government (MRNF) carried out a geological compilation of the James Bay area (DP 358 - Dube & al.,1976).

1977

In 1977 Quebec Government (MRNF) carried out a geological mapping covering the western part of the NTS 32/C09 (DPV 446 - Remick, 1976).

1999

In 1999 Quebec Government (MRNF) carried out a geological reconnaissance which covered the eastern part of the NTS 33/B12 (Simard & Gosselin, 1999).

2002

In 2002 Quebec Government (MRNF) worked on a geological synthesis report by Moukshil et al., 2002 - ET2002-06.

2003

In 2003, Azimut Exploration Inc. acquires by map designation the Opinaca C Property. The property counts 99 claims, (news release from 2003, November 24th).

2004

In 2004, Viriginia Gold mines discovered the Roberto gold deposit located 15 km north and adjacent to the Eastmain's Éléonore South Property (Robinson & Tolhurst, 2011).

Following the discovery of Roberto deposits, Azimut Exploration Inc. increases its holding near the area of Éléonore discovery and add 67 map designated claims to Opinaca C property. The property totalized at this time 166 conjugate claims owns at 100% by Azimut (news release from 2004 November 22nd).

2005

In March 2005, Azimut Exploration Inc. and Eastmain Resources Inc. signed an agreement for the Opinaca C property (news release from 2005, March 30th). Eastmain could acquire a 50% interest from Azimut Exploration during a 5-year period for certain payments of cash and shares.

In the summer of 2005, Eastmain Resources contracted Geotech Limited to carried out a helicopter-borne geophysical survey. It included a time domain electromagnetic and magnetic survey. A total of 1021-line km were flown on a 100 m spacing. Several EM anomaly groupings were identified (GM 62241).

Groundwork was conducted by Eastmain Resources for 2005 summer. A geochemical soil survey was completed over the entire property on a 100 m by 500 m grid alongside a prospecting and reconnaissance mapping survey. A total of 2118 soil samples (B-horizon) were collected and confirmed a large gold arsenic anomaly. A total of 202 rocks samples were collected and selected grab samples assayed up to 3390 ppb gold and 4170 ppm arsenic. The prospecting/mapping work confirmed underlying rock and alteration (aluminosilicate) are comparable to Roberto Gold Deposit (GM 62732).

2006

In March 2006, an interpretation of the airborne geophysical surveys flown by Geotech in 2005 was done by Eastmain. A total of 6 areas of interest were identified from the electromagnetic data (GM 62242).

In April 2006, Azimut, Goldcorp and Eastmain sign a Three-Way Joint Venture agreement to merge the 166 claims from Opinaca C block (azimuth and Eastmain) to 116 additional claims (Goldcorp) located north and west of the property. This new merged will become the Éléonore South property and count 282 claims in total split in two blocs (the main block with 248 claims and the west block with 34 claims). Eastmain was appointed the Project operator. Eastmain had the option to earn 33% of the property by funding certain exploration work.

In summer/fall 2006, Eastmain continue to work on the Éléonore South property, and 318.8-line km of grid was cut over 40% of the property. The grid line was completed with a north-south orientation at 200 m spacing and 50 m station. A regional geochemistry soil sampling (O, A and B-horizon) was executed and a total of 8639 samples were harvested and 688 samples from 2005 survey were re-assayed to obtain more precise multi-element values. Several km-size multi-element (Au-As-Sb) Roberto-type geochemical anomalies were detected. A geological mapping and prospecting survey were completed at 200 m line intervals. A total of 675 rock samples were collected from outcrops and boulders. From this number, 11 outcrops assayed between 100 to 1,915 ppb and 9 boulders assayed between 100 to 4,750 ppb. Details mapping and trenching were carried out to follow-up on 7 anomaly areas from 2005 campaign and geophysical survey. A total of 19 trenches were excavated totalizing 3,580 linear m and 380 rock samples were collected (331 grabs and 49 of 1 m intervals channel samples). Several trenches (9) assayed at least one value between 100 to 12,950 ppb. The best value was found in trench 1A (2,090 ppb gold with and > 10,000 ppm arsenic) and in trench 1E (one grab of 12,950 ppb gold and 527 ppm arsenic and a channel composite of 1.4 g/t Au across 16 m). Trench 1A is associated with the WB showing and trench 1E is associated with the JT Prospect (GM 63371).

Eastmain contracted Geotech Limited to carried out a helicopter-borne geophysical survey on the new claims added to the property. It included a time domain electromagnetic and magnetic survey. A total of 814.6-line km were flown on a 100 m spacing. Several EM anomaly groupings were identified (GM 63373).

2007

In 2007, Eastmain Resources contracted Abitibi Geophysics to complete a resistivity/induced polarization survey. A total of 267-line km was surveyed over the central area of the main grid and over JT Prospect. A gradient IP survey and a dipole-dipole configuration was carried out. The resistivity signature showed two distinctive resistivity unit split by a very conductive lineament interpreted as a major shear zone corridor (GM 64031).

A 9.2-line km grid was cut over JT to facilitate the IP survey. A mapping and prospecting survey was carried out on the property. The goal was to complete the regional mapping, to visit the previous gold and arsenic soil anomalies and the preliminary IP conductors. A total of 387 grabs were assayed and 10 samples return values between 30 and 1,130 ppb gold. Trenches was excavated to investigate firstly the JT Prospect and then to investigate geochemical, geophysical and geological target across the property. Several trenches were excavated for a total of 5,074-line-m split in 28 trenches and 3,391 channel samples. Visible gold was identified first the first time at JT (trench 1E) and some of the best channel composite graded 10.98 g/t over 3.0 m and 15.73 g/t over 2.0 m, 20.0 g/t over 2.0 m. Trench 1A (WB showing) return 7,950 ppb Au over 1.0 m (GM 64030).

Eastmain contracted L.E. Reed Geophysical Consultant Inc to interpret the VTEM and mag survey done on the property in the year 2005 and 2006. The interpretation confirms the existence of several conductor with some associated to mag anomalies (GM 64032).

Eastmain contracted Mehmet F. Taner to conduct a petrographic and mineralogical study. A total of 18 grab samples were analyzed under the microscope. The study confirmed the presence of alumino silicate as alteration in the metasediment. A brief look at the metamorphism mineralogy indicates an upper greenschist to amphibolite metamorphic grade on the property. No gold was found in the thin section and the assays return all below detection limit for those grab samples (GM 64033).

2008

In 2008, Eastmain began a drilling campaign on the Éléonore South property. A total of 3,129 m of drilling were done in 16 drill holes. From this number, 1,275 m were completed on the JT Prospect and 1,854 m were complete on other anomalies. A total of 2,750 core samples were collected and assayed for gold. Holes ES08-09 to ES08-13 drilled the JT Prospect and all intercepted gold value. Several assays return between 500 to 18,400 ppb gold. Holes ES08-15 and ES08-16 were drilled 4 km southeast of JT and tested anomalous rocks trenched and return few values between 550 to 4,980 pbb (GM 64367).

In 2008, Goldcorp mandated Inlandsis Consultant s.e.n.c. to carried a till survey to cover the whole Éléonore Property and part of the Éléonore South Property. Samples were collected at 100 m to 200 m spacing along lines distributed at every 1 km to 1.5 km. A total of 32 samples were collected on the north-west side of the property. Several anomalies of more than 0.1 ppm gold were identified (GM 65193).

2009

In 2009, Eastmain drilled a total of 3,697 m on the Éléonore South property split in 14 drill holes. Drilling was divided in 3 parts focusing on JT and WB showing and on regional geological, geophysical and geochemical anomalies. Multiple broad zones of anomalous gold and arsenic were intersected, and one composite calculated 0.54 g/t over 14 m gold. Total of 28 assayed intervals return more than 1 g/t gold with 2 samples over 9 g/t gold. Drilling on the WB showing confirm the continuation of the mineralization and one composite return 0.37 g/t over 24 m of gold. Two drill holes tested regional anomalies. One of the holes drilled at 2.5 km southeast of JT return a composite value of 0.93 g/t over 4 m with a peak value of 1.64 g/t over 1 m gold. During fall, Eastmain also completed a mapping and prospecting survey. A total of 64 grabs were collected and 2 samples return assays over 500 ppb (GM 65239).

2010

In 2010, Eastmain drilled a total of 3,622 m on the Éléonore South property split in 17 drill holes. Drilling was divided in 3 parts focusing on JT and WB showing and on regional geological, geophysical and geochemical anomalies. Drilling on JT intersected 15 intervals which contain greater than 1.0 g/t, with a maximum of 3.81 g/t gold. The JT Prospect remain open to the west, south and north. One hole was testing the south extension of the WB showing. Hole return one value of 0.79 g/t over 1.0 m. Three holes from the regional targeting located approximatively at 2.5 km and 4.5 km southeast of JT return value up to 2.41 g/t gold. A total of 90 grabs were collected during a mapping and prospecting campaign. Best value from the prospection survey returns 61 ppb gold (GM 65891).

2012

In the summer of 2012, Eastmain contracted Eagle Mapping from Coquitlam, British Columbia to conduct an aerial Light Detection and Ranging (LiDAR) survey over the Éléonore South property. The survey permits to delineate some structure to be tested in the future (GM 68093).

2016

In 2016, Azimut Exploration Inc. performed a prospection program to test several previously uncovered geochemical soil anomalies. Prospecting focused on the soil anomalies localized in the northern sector of the property and on the southeast side of JT just south of the Cheechoo discovery. A total of 448 samples were collected including 432 grabs samples from outcrops and boulders and 16 channel samples. Results return 48 samples with values over 1.0 g/t (grabs and channel). A total of 12 grab samples returned values between 11.65 to 247.0 g/t. The best channel composite return results of 19.22 g/t Au over 3.8 m, 7.85 g/t Au over 3.4 m, 49.18 g/t Au over 4.0 m and 50.37 g/t Au over 3.50m Gold is found in pegmatite and tonalite rocks and all the gold value but one were found east of the JT Prospect identified as the Moni Prospect (GM 71311).

In fall 2016, Azimut conducted a first phase drilling campaign and 2,509.6 m was drilled split in 12 holes. Drill holes were mostly targeting the Moni Prospect and the Cheechoo extension all return value values over 0.5 g/t with 10 assays over 2.5 g/t gold. Some of the calculated composites give value of 8.88 g/t gold over 2.5m, 0.83 g/t gold over 12.0 m, 5.0 g/t gold over 4.0 m and 0.76 g/t gold over 21.58 m. Two drill holes were targeting a linear high mag anomaly, and one assay return 0.1 g/t gold (GM 71346).

2017

In 2017, Azimut carried out a drilling program (second phase) contemporary to a prospecting and mapping survey. Phase 2 drilling program consists of 32 drill holes totalizing 7,176.2 m. Drill targets were selected from coincident geochemical and geophysical anomalies in the vicinity of the Cheechoo extension and Moni Prospect. All drill holes but 2 return gold values over 0.5 g/t and the best assay up to 68.8 g/t gold. Some of the best calculated composites give value of 4.74 g/t gold over 6.0 m and 3.75 g/t gold over 23.25 m (GM 71346).

In 2017, Azimut carried out a prospection survey and a total of 458 surface samples were collected and comprises 313 grabs samples, 82 channels on 17 trenches and 63 soil samples. The exploration program focused on the soil anomalies localized in the northern sector of the property and on the southeast side of JT just south of the Cheechoo discovery (on Moni Prospect and Cheechoo extension). The exploration program confirmed the presence of gold in many areas of the property. The best gold results returned 96.6 g/t Au over 1.0m from the Moni Prospect in a quartz-feldspar vein / Tonalite (channel R16) and 1,500 g/t Au from the Trench prospect from an angular boulder of quartz-feldspar±biotite and pegmatitic vein with native gold. The Trench prospect is situated just southwest of the Moni Prospect (GM 71972).

2018

In winter 2018, Azimut drilled 30 holes (28 new holes and 2 extension holes) for a total drilled of 5,448.6 m. Drill targets were collared on coincident geochemical and geophysical anomalies and based on the results from the 2017 prospection campaign. A total of 3,940 core samples were assayed for gold. Drilling campaign focused on the southwestern extension of the Cheechoo discovery, the Moni Prospect discovered in the Summer 2016 campaign, the Trench Prospect located southwest of the Moni Prospect and an elongated E-W trending magnetic high to the south. Drilling from the southwestern Cheechoo extension return 32 values over 1.0 g/t. The best calculated composite in the tonalite assayed value of 2.02 g/t over 4.4 m, 2.50 g/t over 3.05 m and 2.44 g/t over 7.10 m. Drilling on the Moni Prospect return 100 values over 1.0 g/t. Some of the best intersect were obtained in the tonalite with calculated composite of 13.58 g/t over 2.5 m, 8.46 g/t over 8.4 m and 2.58 g/t over 7.8 m (GM 71647).

In the summer of 2018, Eastmain Resources Inc. carried out a stripping program to extend the exposure of the Moni Prospect and to expose the under explored west-south-west extension of Moni. A total of 9 trenches were dug and 2,352 m2 of rock were exposed and 225 samples were collected. Only 5 trenches on 9 were sampled due to lack of pegmatite dykes in some trenches. A total of 23 samples graded over 0.1 g/t gold and 2 graded over 1.0 g/t gold. Those 2 samples are found in trench TRES18-01 at the Moni Extension and return value of 2.18 g/t gold over 0.9 m and 2.5 g/t gold over 1.0 m (GM 73120).

In fall 2018, Eastmain conducted a first phase of drilling. A total of 7,216.4 m was drilled split in 27 holes. All drill holes return values over 0.1 g/t gold and 26 of them return value over 0.5 g/t gold. The campaign tested the JT Prospect with 4 holes and the others tested the Cheechoo southeast extension. In JT, the hole ES18-140 return one value of 28.3 g/t gold over 0.5 m in wacke and the hole ES18-141 return the best composite calculated of 0.64 g/t over 6.9 m. The Cheechoo Southeast Extension return value up to 84.0 g/t gold over 1.0 m and some of the best calculated composite return 3.8 g/t gold over 3.9 m, 3.5 g/t gold over 3.5 m and 22.4 g/t gold over 4.0 m (GM 73121).

In 2018, Les Mines Opinacas mandated Ios Services Géoscientifiques to carried a till survey to cover between the 2008 lines to evaluate the mineral potential in the Roberto deposit neighbourhood. Samples were collected at 200 m to 250 m spacing along lines distributed at every 1 km to 1.5 km. A total of 27 samples were collected on the north-west side of the property and 6 in the north-north-west side of the property. Gold grains count varied from 4 to 16 in the north-north-west side of the property and varied from 17 to 66 in the north-west side of the property both on normalized on 10 kg samples (GM 71452).

2019

In winter 2019, Eastmain conducted a second phase of drilling. A total of 4,708.5 m was drilled split in 14 holes and hole extension. The drilling campaign was achieved on the Cheechoo southeastern extension. All drill hole return value over 0.1 g/t gold and best assay graded 63.2 g/t gold on 1.0 m. Some of the best calculated composite return 8.7 g/t gold over 8.2 m and 12.7 g/t gold over 3.5 m (GM 73121).

In summer 2019, Eastmain carried out a field work survey with mapping, rock sampling, soil sampling and channel sampling. No excavator was available on-site in 2019. Chennel sampling was executed on 2018 trenches and on outcrops. The objective of the campaign was to identify new prospective areas for further work. In total, 1,299 rock samples, 130 channel samples and 1,744 A-B-C-horizon soil samples were collected. The soil samples were collected every 50 m with an interline spacing of 400 m and were then analyzed by XRF at the Eastmain Éléonore South coreshack. The XRF study permit to identified 5 geochemical signature and a new geological map was interpreted. A total of 9 rocks sample return values between 0.114 and 0.828 ppm gold. Sample are found in the extreme north, West, and south-west of the property and south of the Cheechoo tonalite. Mapping on the property permit to recognize several geological units as felsic intrusion, sediments and mafic volcanic. The channel sampling was done in the Moni trend to follow-up on 2018 anomalies. In total 57 samples return values over 0.1 g/t and 6 return value over a 1 g/t. The best values are associated with the Bill zone and the 101 zone and vary between 1.285 and 5.426 g/t (GM 73381).

At total of 37,816 m of drilling in 164 drill holes has been completed on the Property. Drilling has largely focussed on the Moni - JT trend and successfully defined two zones, 2,000 m x 750 m at Moni and 1,200 m x 500 m at JT, of lower-grade intrusion related gold mineralization similar to that of the Cheechoo gold deposit. The Moni trend comprises the Cheechoo Southwest Extension and JT Prospect comprises the WB Prospect. Within the lower-grade gold mineralization halo, there are a series of structurally controlled quartz vein stockworks which host significantly higher grades of gold.

Sampling, Analyses and Data Verification

Method of analysis varied since the beginning of the project. QC protocols were established in 2008 and carried through with minor refinements through the current drilling program.

Quality Control (QC) samples were introduced into the sample stream at a rate of 4% for both blank samples and CRM samples. Fury increases this rate to 5% and add field duplicates in the form of quarter sawn core samples introduced into the sample stream at a rate of 1 in 50 samples.

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed. Half-core samples, 0.5 m to 1.5 m long, were taken. The core was sampled along the entire length of each hole. Samples intervals were recorded with red grease pencil on the drill core during logging. Each sample was assigned a laboratory sample number for analytical purposes.

The sample is split along the cutting line and starting and stopping at the marked red arrows on the core. Place one half of the core in the bag and place the other half back in the core box with the cut face upwards. He/she is to place the sample end pieces (the core marked with red arrows) cut face side up, with the arrows pointing in the appropriate direction.

Samples with native gold were identified. This was to make sure the core cutting blade was cleaned before and after each of these mineralized samples by cutting through a concrete block.

Split core samples were placed in fiber rice bags in batches and labelled for shipment to ALS laboratories (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. These sacks were sealed with cable ties and fiber tape and shipped by commercial transport companies directly to the lab. A control file, the laboratory sample dispatch form, includes the sample-bag numbers in each shipment. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The lab sends a confirmation email with detail of samples received upon delivery.

In the opinion of The Author, the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards. The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the known mineralization. Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°. As such, the samples should be representative of the mineralization as it is presently known.

The Author has reviewed the QC reports and files, as well as the laboratory procedures undertaken and conclude that the QC program for the Project is sufficient to support the current level of exploration. QC sample failures were dealt with on a case-by-case basis and were documented with commentary in the Dispatch Returns table within the database. The Author has been involved in all exploration programs on the Project since 2020 and was last on-site August 2024. Comprehensive data verification was performed by Fury Gold Mines. These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

The Author has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

Mineral Processing and Metallurgical Testing

There has been no metallurgical testing completed on the Éléonore South project.

Mineral Resource Estimates

There are no Mineral Resource Estimates for the Éléonore South Project.

2024 Éléonore South Exploration Program

Biochemical Sampling

A biogeochemical sampling survey designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions was completed in the summer of 2024. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. Six priority drill targets across over 3 km of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine.

Drilling

In winter 2024, Fury carried out a drilling campaign to focus on Moni Trend structural corridors and following up on previous drill intercepts of 53.25 m of 4.22 g/t Au; 6.2 m of 14.7 g/t Au and 23.8 m of 3.08 g/t Au (figure 6). In total, 2,331 m of were drilled in 7 holes. A total of 1,704 core samples were sent to the lab to be tested for gold. The drilling campaign work area was 2,500 m east-west by 800 m north-south. Most holes were drilled at 320 degrees azimuth and one at 140 degrees and one through north. All holes dip at -50 degrees.

The holes intersected broad gold zone with local gold peak value. The hole 24ES-161 intersected 0.44 g/t gold over 137.5 m (Table 13) including 9.7 g/t over 1.5 and 8.33 g/t gold over 8.33 g/t (Table 14). The hole 24ES-162 intersected 0.5 g/t gold over 115.5 m.

The 2024 Fury drilling campaign show the continuity at depth of the mineralized zone in the Cheechoo Tonalite.

Conclusion

The Éléonore South project is an early-stage exploration project with limited previous drilling and sampling completed. The drilling completed to date has confirmed the presence of a Reduced Intrusion Related Gold System (RIRGS) within the southern portion of the Cheechoo Tonalite. Additionally, surface work completed by Fury has identified several gold in soil anomalies and biogeochemical anomalies which all require additional follow up work.

Recommendations

Future exploration efforts should focus on the high-grade gold potential of the Cheechoo tonalite while also continuing to advance the identified gold in soil and biogeochemical anomalies to the drill ready stage. The recommended Phase 1 work program consists of a 5,000 – 6,000 m drilling program targeting the robust Eleonore style gold targets identified through the biogeochemical sampling program. The Phase 1 program is estimated to cost approximately $3.1 million, shown in below table.

The Phase 2 exploration program will be drill intensive. An additional 10,000 – 20,000 m of diamond and reverse circulation drilling should be completed to follow up on the results from the phase 1 program as well as within the Cheechoo Tonalite to determine if sufficient continuity of gold mineralization is present to prepare a maiden mineral resource estimate. The Phase 2 program is estimated to cost between $7.5 and $10 million, as shown below.

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	500,000
Assaying	Sampling and Analytical	400,000
Drilling	Diamond Drilling (5,000m at $150/m)	750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	5,000
Community Relations	Community Tours, Outreach	10,000
Information Technology	Remote site communications and IT	5,000
Safety	Equipment, Training and Supplies	5,000
Expediting	Expediting	7,500
Camp Costs	Equipment, Maintenance, Food, Supplies	200,000
Freight and Transportation	Freight, Travel, Helicopter	600,000
Fuel		250,000
General and Administration		100,000
Sub-total		2,873,500
Contingency (10%)		287,350
Total		3,121,250

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,250,000
Drilling	Diamond Drilling (10,000 - 20,000m)	2,000,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	25,000
Information Technology	Remote site communications and IT	10,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	550,000
Freight and Transportation	Fright, Travel, Helicopter	1,500,000
Fuel		600,000
General and Administration		250,000
Sub-total		7,460,000
Contingency (10%)		746,500
Total		8,206,000

The Company expects to incur approximately $35,000 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

2024 Éléonore South project Exploration

The Spring 2024 drilling program resulted in 2,331.4 metres (m) completed in seven diamond drill holes testing 2.3 kilometres (km) of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization, including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160.

During the summer of 2024 the Company carried out a limited prospecting program targeting multiple lepidolite and spodumene bearing pegmatite outcrops within the western claim block at the Éléonore South project. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O.

The Company finalized drill targeting after completing a surficial geochemical survey at the Éléonore South project. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic, which is associated with gold mineralization at the Éléonore Mine.

On February 3, 2025, Fury Gold commenced a first phase drilling campaign, at the Éléonore South project. Drilling will target robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign will comprise approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that have been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling will be focussed within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure has been identified. The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model will evolve with each hole drilled. The Company plans to complete approximately 15 of the 77 permitted drill holes as part of the first phase.

Risk Factors

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold’s business. If any of these risks actually occur, Fury Gold’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to Fury Gold’s business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise.

The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Moreover, advancing any of the Company’s exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

•	the ability to obtain acceptance and support from the local communities affected given many communities are opposed to mining operations of any kind;
•	the timing and costs, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to maintain necessary environmental and other governmental approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold’s best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored for declines, investor interest subsides, and capital markets become more difficult. The price of commodities varies on a daily basis and there is no reliable way to predict future prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors including not only supply and demand for industrial its uses, but for speculation purposes, all of which factors are beyond the control or influence of the Company. Some factors that affect the price of gold include industrial and jewelry demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies.

Additional Funding Requirements and Shareholder Equity Dilution

Fury Gold’s business is in the exploration stage and the Company does not carry-on mining activities. As such, it will require additional financing to continue its operations. Fury Gold’s ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold’s operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold’s securities will have on the market price of the Common Shares.

Negative Cash Flow

Fury Gold experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2025 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Fury Gold’s business plans for the development of its mineral projects, Fury Gold expects cash flow from operations to continue to be negative until Fury Gold is able to establish the economic viability and the development of one of its mineral projects, of which there is no assurance. Accordingly, Fury Gold’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of exploration on its mineral projects.

Indirect Economic Interest in the Homestake Ridge Project

As a result of the completion of the sale of the Homestake Ridge Project to Dolly Varden in February 2022, the Company continues to own an indirect minority economic interest in the Homestake Ridge Project through its ownership of a significant interest in Dolly Varden’s common shares (currently 16.11%). Additionally, the Company has the right to nominate one director to the Dolly Varden Board, based on the Company’s current ownership position of Dolly Varden, and the right to nominate a representative to the technical committee. The value of the Company’s ownership in Dolly Varden will vary as the price of the common shares of Dolly Varden fluctuate on the TSX Venture Exchange and this value may be more or less than the accounting value ascribed to these shares (which may create non-cash charges and credits when Dolly Varden finances). While the Company has pre-emptive rights under the Investor Rights Agreement to retain is ownership position in Dolly Varden (on a percentage ownership basis) there is no assurance that the Company will exercise these pre-emptive rights to continue to maintain its position if Dolly Varden determines to complete future equity offerings, either as a result of a determination of the Company not to invest or the inability of the Company to allocate available funds to complete a required investment. Accordingly, the Company’s interest in Dolly Varden may ultimately be diluted.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company’s financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Mineral Resource Estimates

There is no certainty that any of the mineral resources on the Eau Claire Project, the Committee Bay Project, or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company’s estimates of mineral resources are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Inflation

Consumer price inflation, although lower than 2023, has stayed above 2% in 2024 and if it continues will mean much higher costs for Fury Gold’s expenditure programs. Fury Gold’s program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or reduce its expenditures and reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that and the Company’s operations and its share price could well be adversely affected by increased inflation.

Property Commitments

Fury Gold’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Although Fury Gold believes its operations are in compliance in all material respects with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take action which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’s ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing community support. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

Environmental Protection

All phases of the Company’s operations are subject to treaty provision and federal, provincial and local environmental laws and regulations. These provisions, laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold’s exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold’s financial conditions or results of operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Although Fury Gold believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Fury Gold to meet potentially stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by governmental, regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current provisions, laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take actions which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’ ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company’s operations and that related legislation is becoming more stringent.

As a junior explorer Fury does not have operations which contribute significant green house gases relative the operations of a producing mining company .Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, wildfires, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. There may also be supply chain implications in getting supplies to the Company’s operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change

Changes in Government Mining, Permitting, Environmental Regulation

In addition to climate change, other changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations and treaty provisions relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

Fury Gold may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Competitive Conditions

Fury Gold’s activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition, Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company’s results of operations and financial condition.

Local Community Uncertainties

Fury Gold’s operations at the Committee Bay Project are located in Nunavut, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold’s operations at the Eau Claire Project are located within the Eeyou Istchee James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold recently entered into the Arrangement Agreement to acquire a 100% interest in QPM for approximately $5.1 million payable in common shares of Fury Gold. Completion of the acquisition of QPM under the Arrangement Agreement remains subject to the approval of QPM’s shareholders, final court approval under the Canada Business Corporations act and satisfaction of other customary conditions to closing. Accordingly, there is no assurance that this acquisition will be completed as planned.

Fury Gold’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold’s ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold’s performance that may have an effect on the price of Common Shares and may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold’s securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold’s detriment. There can also be no assurance that Fury Gold’s rights will not be challenged or impugned by third parties.

Some of Fury Gold’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third-party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Qualified and Experienced Employees, Management, and Board Members

Fury Gold’s future success is based on successfully attracting, training and developing employees at all levels of the company from Site Staff to Executive Management. This is especially true for professional geologists with the required skillset being available in the geographic areas that we operate in. The markets for highly skilled workers, as well as talented professionals and leaders in the mining and exploration industry are extremely competitive. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities, could impact our ability to effectively implement our strategy. In addition to this, retaining qualified board members with diversified experience also brings valuable oversight and knowledge to the business.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws, regulations and treaty obligations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, treaty obligations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

Failure to comply with applicable laws, regulations, treaty obligations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, treaty obligations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See “– Under-insured or Uninsurable Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or require abandonment or delays in exploration.

Under-insured or Uninsurable Insurance Risks

Fury Gold is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

Limited Business History and No History of Earnings

Fury Gold has no history of operating earnings. The likelihood of success of Fury Gold must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of its business. Fury Gold has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Fury Gold will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia. All of Fury Gold’s directors and officers, with the exception of Mr. Tim Clark, CEO of the Company who is a US resident, and all of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

No-Dividends Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold’s operating results, financial conditions, development and growth, and current and anticipated cash needs.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting. As the Company is presently a “non-accelerated filer”, the Company’s independent auditors are not required to attest to the effectiveness of the Company’s internal control over financial reporting. While the Company’s management has assessed and made a statement to the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2024, and the Company will be required to detail changes to our internal controls on a quarterly basis, the Company cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies in the Company’s internal control over financial reporting.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental date, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company’s property, equipment and date. These events also could result in significant expenditures to repair or replace damage property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company’s operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company’s operations and financial results.

Social Media Risks

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Liabilities relating to Past Issuances of Flow-Through Shares

The Company has issued Flow-Through (or FT) Shares which are Canadian tax-incentivized common shares for initial purchasers of treasury common shares for which the rules require that the Company expend the FT Share issuance proceeds on exploration in Canada. FT Shares are sold pursuant to the requirements of Canadian tax legislation, which incentivize investors to purchase these shares by allowing a deduction from income for their purchase price (aside from the tax aspects, FT Shares are in all respects ordinary common shares). Although the Company believes it will be able to incur the necessary amount of exploration expenditures as required by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not be expended within the time limits, or that they will qualify as “Canadian exploration expenditures” (“CEE”), as such term is defined in the Income Tax Act (Canada) (the “Tax Act”), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation.

If the Company does not renounce to Flow-Through Share subscribers CEE within 2024, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act. There were $0.9 million remaining expenditures as of December 31, 2024, which are to be used by December 31, 2025, in connection with the requirement to incur CEE in 2025.

On June 13, 2024, the Company issued 5,320,000 FT Shares of the Company for gross proceeds of $5 million. The Company is required to deploy the remaining $0.9 million of CEE on or before December 31, 2025 in respect of this financing and the balance in 2025 and failure to do so will result in financial penalties.

Description of Capital Structure

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Company (none of which has been allotted or issued). As of the date of this AIF, 151,938,300 Common Shares are issued and outstanding. In addition, as at the date of this AIF, there were 8,189,272 Common Shares issuable upon the exercise of outstanding share purchase options (“Options”), at a weighted average exercise price of $1.14 and 1,843,641 Common Shares issuable upon the vesting of outstanding restricted share units (“RSUs”), over the next 36 months. Additionally, 480,000 Common Shares are issuable upon a) the vesting of outstanding deferred share units (“DSUs”), with vesting dates over the next 36 months, and b) the cessation of employment or directorship with Fury.

Attributes of Common Shares

Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by the Board; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Fury Gold on the liquidation, dissolution or winding up of Fury Gold, whether voluntary or involuntary, or for the purposes of a reorganization or otherwise or upon any distribution of capital, on a pro-rata basis. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares.

Authorized Preferred Shares- Nil issued

Preferred Shares are authorized to be issued from time to time in one or more series, and the Board may fix from time to time before such issue the number of Preferred Shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred Shares generally rank in priority over Common Shares and any other shares ranking by their terms junior to the Preferred Shares as to dividends and return of capital upon, liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Market for Securities

Trading Price and Volume

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE American on a monthly basis for the most recently completed fiscal year ended December 31, 2024.

Trading Price and Volume of Common Shares on the TSX

Date	High (CAD$)	Low (CAD$)	Volume
December 2024	0.61	0.52	855,415
November 2024	0.66	0.56	715,770
October 2024	0.69	0.56	1,463,115
September 2024	0.64	0.50	1,028,497
August 2024	0.60	0.48	953,651
July 2024	0.64	0.52	894,128
June 2024	0.64	0.50	1,009,615
May 2024	0.69	0.52	3,072,624
April 2024	0.80	0.57	1,761,238
March 2024	0.63	0.46	848,022
February 2024	0.54	0.42	674,607
January 2024	0.66	0.50	922,484

Trading Price and Volume of Common Shares on the NYSE American

Date	High (US$)	Low (US$)	Volume
December 2024	0.44	0.35	2,562,232
November 2024	0.48	0.39	2,424,699
October 2024	0.51	0.41	3,109,256
September 2024	0.49	0.36	3,056,934
August 2024	0.45	0.35	2,055,795
July 2024	0.46	0.38	1,583,282
June 2024	0.49	0.37	3,478,460
May 2024	0.56	0.38	6,376,422
April 2024	0.59	0.41	4,083,718
March 2024	0.47	0.33	2,951,168
February 2024	0.40	0.31	1,971,004
January 2024	0.50	0.36	1,791,986

Prior Sales

During its financial year ended December 31, 2024, and up until the date of this AIF, Fury Gold issued the following securities that were not listed or quoted on either the TSX or the NYSE American:

Date of Issuance	Number and Type of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
February 17, 2023	156,000 Options	$0.85	Option Grant
March 1, 2023	25,000 Options	$0.92	Option Grant
May 15, 2023	40,000 Options	$0.82	Option Grant
January 9, 2024	70,000 Options	$0.60	Option Grant
January 9, 2024	1,318,623 RSUs	N/A	Long-Term RSU Grant
January 9, 2024	235,080 RSUs(1)	$0.65	Short-Term RSU Grant
January 30, 2024	273,542 RSUs(1)	$0.60	Short-Term RSU Grant
February 2, 2024	75,000 Options	$0.55	Option Grant
June 26, 2024	100,000 Options	$0.55	Option Grant
January 9, 2025	1,142,500 RSU’s	N/A	Long-Term RSU Grant
January 9, 2025	590,000 DSU’s	N/A	Long-Term DSU Grant
January 9, 2025	80,000 Options	$0.60	Option Grant

(1)	Common Shares were issued during the year upon the vesting of Short-Term RSUs.

Directors and Executive Officers

Name, Principal Occupation and Province or State of Residence

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold’s directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

Directors and Executive Officers

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
FORRESTER (TIM) A. CLARK CEO & Director Massachusetts, United States

Executive

Director of Fury Gold; Director of Dolly Varden Silver Corporation. Mr. Clark has 25 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales.

March 16, 2021
BRIAN CHRISTIE (1)(2)(3) Chair Ontario, Canada

Financial Executive

Chair of Fury Gold; Director of Wallbridge Mining Company Limited; Director of Forum Energy Metals Corp; Strategic Advisor for Agnico Eagle Mining Limited (“Agnico Eagle”); Past Director of Denver Gold Group; VP, Investor Relations at Agnico Eagle

February 22, 2023
STEVE COOK(1) (4) Director British Columbia, Canada

Semi-retired Lawyer and Businessman

Director of Fury Gold; Past Director of Torq Resources Inc. (until Feb 29, 2025); Past Director of Tier One Silver Inc. (until Aug 7, 2024); Past Director of Coppernico Metals (until April 9, 2024), former tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden Resources Inc; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp; Past Director of LaSalle Exploration Corp.

October 28, 2013
MICHAEL HOFFMAN (1)(2)(3)(4) Director Ontario, Canada

Retired Mining Engineer/Mining Executive

Director of Fury Gold; Director of 1911 Gold; Director and Chair of NiCAN Ltd; Director of Volta Metals Inc.; Past Director of Eastmain; Past Director of Trevali Mining Corporation; Past Director of Silver X Mining; Past Director of Velocity Minerals; Past Director of LiCAN Ltd. (private).

October 9, 2020
ALISON SAGA WILLIAMS (2)(4) Director Ontario, Canada

Lawyer

Director of Fury Gold; Director of NiCAN Ltd Adjunct Professor at Osgoode Hall Law School; Former Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm, where the balance of Ms. Williams professional activities are spent working for Indigenous communities in government and resource development companies in the capacity of negotiations and governance, and as a strategic advisor.

October 5, 2020
ISABELLE CADIEUX (3)(5) Director Quebec, Canada

Geologist

Director of Fury Gold; Past Managing Director, Investment, SIDEX. Past Director of Ordre des géologues du Québec (OGQ; Past Director of the Canadian Council of Professional Geoscientists; Past member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship.

September 5, 2023 to March 24, 2025
PHIL VAN STADEN Chief Financial Officer Ontario, Canada	Accounting Professional Chief Financial Officer of Fury Gold; Past Controller of Fury Gold;	N/A
BRYAN ATKINSON SVP, Exploration Alberta, Canada	Geologist Senior Vice President, Exploration of Fury Gold; Past Exploration Manager of Universal Mineral Services; Past Senior Geologist of APEX Geoscience Ltd.	N/A

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating, Compensation and Governance Committee. Effective June 26, 2024, Michael Hoffman was appointed to the Committee, replacing Jeffrey Mason
(3)	Member of the Technical, Safety and Risk Management Committee.
(4)	Member of the Indigenous and Community Relations Committee.
(5)	Isabelle Cadieux resigned from the Board effective March 24, 2025.

Management Security Holdings

As at the date of this AIF, Fury Gold’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 2,696,493 Common Shares, being approximately 1.77% of Fury Gold’s issued and outstanding Common Shares.

Management History of Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Fury Gold was a director, chief executive officer or chief financial officer of any company (including Fury Gold), that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Fury Gold, or a shareholder holding a sufficient number of securities of Fury Gold to affect materially the control of Fury Gold,

(a)	is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Fury Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

i.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Potential Conflicts of Interest

No directors or officers have any known conflicts of interest in connection with Fury Gold. Several directors serve on the boards of other publicly traded junior mining companies which can lead to potential conflicts of interest in connection with the entitlement to mineral project opportunities which may come to their attention. In response to this risk, the Company and its shared services provider, Universal Mineral Services Ltd. haves established policies to avoid these situations and to comply with legal requirements of their fiduciary obligations and the requirements of the applicable corporate laws (Business Corporations Act (British Columbia)) should such potential conflict of interest situations arise.

Audit Committee

Audit Committee Charter

The primary responsibility of the Audit Committee of the Company (the “Audit Committee”) is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairperson), Brian Christie and Michael Hoffman, each of whom are considered financially literate and all are independent as such terms are defined under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators

Relevant Education and Experience of Audit Committee Members

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a retired tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

Brian Christie worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining.

Michael Hoffman is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects and construction. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects.

Each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Nature of Services	December 31, 2024	December 31, 2023
Audit Fees(1)	$523,364	$425,521
Audit-Related Fees(2)	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$523,364	$425,521

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2023 and 2024, the Audit Fees included fees incurred in connection with certain securities filings.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Other Board Committees

The Board currently has three other standing committees in addition to the Audit Committee, namely the Nominating, Compensation and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Health, Safety and Environment Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/about-us/governance/.

No Legal Proceedings

To the best knowledge of Fury Gold’s management, there are no material legal proceedings involving Fury Gold or its properties as of the date of this AIF and Fury Gold knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Fury Gold by a court relating to securities legislation or by a securities regulatory authority during Fury Gold’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Fury Gold that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Fury Gold before a court relating to securities legislation or with a securities regulatory authority during the financial year.

Interest of Management and Others in Material Transactions

To the knowledge of the directors and executive officers of Fury Gold, there were no material interests, direct or indirect, of directors or executive officers of Fury Gold, any shareholder of Fury Gold who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of Fury Gold or during the current financial year that has materially affected or is reasonably expected to materially affect Fury Gold.

SHARED SERVICES PROVIDER

Universal Mineral Services Ltd. (“UMS”)

The Company shares services with three other junior explorers some of whom now or in the past have one or more common directors. These three are Torq Resources Inc, Coppernico Metals Inc and Tier One Siler Inc. Under the shared services arrangements with the Company’s 25%-owned affiliate service provider company UMS, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Years ended December 31
	2024	2023	2022
Exploration and evaluation costs	$233	$872	$590
General and administration	307	714	841
Total transactions for the year	$540	$1,586	$1,431

The outstanding balance owing at December 31, 2024 was $90 (December 31, 2023 – $103, December 31, 2022 – $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2024, the Company expects to incur approximately $91 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation recovery of $3 for the year ended December 31, 2024, in respect of share options issued to UMS employees (December 31, 2023 - $317 expense, December 31, 2022 - $483 expense) which is included within employee benefits and exploration and evaluation costs.

Transfer Agent and Registrar

Fury Gold’s registrar and transfer agent for the Common Shares is Odyssey Trust Company at its principal offices located at the Stock Exchange Tower, 1230 – 300 5th Avenue SW, Calgary, AB, T2P 3C4, Canada (888) 290-1175.

Auditor

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 410 W Georgia St, Vancouver, BC, V6B 0S7. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Material Contracts

Except for contracts entered into in the ordinary course of business, the following are the only material agreements to which the Company is party (the “Material Contracts”):

(1)	UMS is the private company through which its shareholders, including the Company, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. The Company is committed to certain office rental expense in respect of shared head office including after termination of the UMS agreement which the Company may terminate anytime on 180 days notice. See Shared Services Provider above.

(2)	The Amended and Restated Arrangement Agreement, together with the Amending Agreement, as described above under “General Development of Business – Three Year History – 2025”.

Interests of Experts

Certain of the scientific and technical information relating to the Company’s mineral projects has been derived from the two Technical Reports prepared by the experts named below and has been included in reliance on such person’s expertise. Copies of the Technical Reports can be accessed online on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Bryan Atkinson, P.Geo as Senior Vice President Exploration at Fury Gold Mines and Andrew Turner P.Geol., as principal with APEX Geoscience Ltd., have acted as a “qualified person” as defined in NI 43-101 in connection with the Committee Bay Report. Mr. Atkinson has reviewed and approved the information related to the Committee Bay Project contained in this AIF.

Maxime Dupéré, P. Geo., Ben Eggers, P. Geo. And Sarah Dean, P. Geo as geologists for SGS Geological Services, have acted as a “qualified persons” as defined in NI 43-101 in connection with the Eau Claire Technical Report. Ms. Valerie Doyon, P.Geo., as Senior Project Geologist at Fury Gold Mines, has reviewed and approved the information related to the Eau Claire Project contained in this AIF.

Valerie Doyon, P.Geo., Senior Project Geologist at Fury Gold Mines, has acted as “qualified Person” as defined in NI 43-101 in connection with the Technical Report in connection with the Éléonore South Project. Mrs. Doyon has reviewed and approved the information related to the Éléonore South Project contained in this AIF.

All other scientific and technical information in this Prospectus and relating to the mineral projects or properties material to Fury Gold, including information given after the date of the applicable Technical Reports, has been reviewed and approved by Bryan Atkinson, P.Geo., Senior Vice President Exploration and Valerie Doyon, Senior Project Geologist as a “qualified persons” under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the Technical Reports referred to above or following the preparation of such Technical Reports. None of the aforementioned firms or persons received any direct or indirect interest in any of the Securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such Technical Reports and the recipient of management incentive stock options in the Company commensurate with his role.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of its associates or affiliates, other than Bryan Atkinson, P.Geo, Senior Vice President Exploration of the Company and Valerie Doyon, Senior Project Geologist of the Company, who was at the time of reviewing and approving the applicable information and remain as of the date of this AIF a director, officer or employee of the Company or one of its subsidiaries.

Additional Information

Additional information relating to Fury Gold, including directors’ and officers’ remuneration and indebtedness, principal holders of Fury Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR+ at www.sedarplus.ca. A copy of the Company’s audit Committee charter is available at www.furygoldmines.com/about-us/governance/.